ALLIED GOLD MINING PLC

Incorporated in England and Wales
Registered Number 7553802

ALLIED GOLD FINANCIALS AND MD&A FOR QUARTER AND NINE-MONTHS ENDED 30 SEPTEMBER 2011

ALLIED GOLD MINING PLC

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")

OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Issued October 31, 2011

Unless otherwise identified, all amounts in this MD&A are expressed in United States dollars and references to "$" are to United States dollars.

HIGHLIGHTS – THREE MONTHS ENDED SEPTEMBER 30, 2011 ("September quarter")

▪ Simberi (PNG)

- Production for the September quarter of 15,899 (June quarter 2011: 18,131) ounces was below budget of 18,019 ounces due to a greater number of high rainfall days than expected inhibiting access to higher grade pits, resulting in a lower grade ore being mined and milled during the quarter.

- Gross cash costs for the quarter of $1,064 per ounce were higher compared to the $822 per ounce recorded in the June quarter 2011. Key drivers of the increase were fixed costs being spread over lower production, increased maintenance costs and additional shipping and port costs due to the company's own vessel undergoing repairs in August and September. Excluding these non recurring costs and assuming a return to current LOM average production of 70,000 ounces per annum (before 3.5Mtpa oxide expansion is implemented) cash costs for the quarter would have been in line with the June quarter cash costs of $822 per ounce.

- Engineering and design work on the 3.5Mtpa oxide plant expansion continued. Materials and equipment procurement is currently ahead of schedule. Expansion is targeted for completion in the third quarter of calenadar 2012.

- Conversion of Simberi's power generation to heavy fuel oil continues to be progressed with implementation scheduled to be completed in the second quarter of calendar 2012.

▪ Gold Ridge (Solomon Islands)

- Production at Gold Ridge continues to ramp up and is expected to be at the life-of-mine rates for processing, grade and recovery by December 2011. Production for the September 2011 quarter was 20,186 ounces.

- Gross cash costs for the quarter were $1,135 per ounce. It is expected that as production increases to the LOM rate of 100,000 to 110,000 ounces per annum cash costs will reduce to be in line with the forecast life of mine average gross cash cost of $850 per ounce.

- Gold Ridge commenced recognizing revenue and production costs into the statement of comprehensive income, effective from July 1, 2011.

- Recovery for the September quarter was 69.7% but is anticipated to increase to the forecast LOM average of 82% as production rates increase.

- Gold Ridge continues to undertake process and recovery optimization activities including research trials to assess the impact of introducing lead nitrate and/or additional oxygen capacity into the plant.

  Ore grade increased to an average of 1.98 g/t in the September quarter from 1.19 g/t in the June quarter. The Company's commissioning strategy includes the treatment of lower grade remnant ore material from the Valehaichichi pit. Gold Ridge will start to see the benefit of higher grades due to the

Amounts expressed in United States dollars unless otherwise identified. Page | 3

blending of material from the higher grade Namachamata pit late in the December 2011 quarter.

Exploration

- At Simberi, exploration comprised both metallurgical and exploration core drilling for the Simberi Sulphide Bankable Feasibility Study, due to be presented in 2012. A total 4,508 metres were drilled in 23 core holes with 9 holes / 1,912m drilled at Pigiput, completing the metallurgical/resource definition programme, and 14 exploration holes for 2,596m at Botlu, Pigiput East and Sorowar. A further 11 RC holes / 777m of exploration drilling were undertaken at Sorowar, Pigibo and Botlu during the quarter.

- At Gold Ridge, exploration core drilling commenced in April. Drilling is initially targeted the Charivunga Mineralised Zone, where previous operators produced significant down hole intercepts in core holes. Seven holes / 2,502 m were drilled in the June and September quarters, completing the Phase I programme. Assay results from the first 4 holes, GDC001 to GDC004, were released in August 31, 2011 (ALD Media Release: Exploration Update - Gold Ridge, Solomon Islands).

  To date at Charivunga, gold mineralisation is identified over a strike length of 450m in a NE-trending corridor up to 250m wide. Gold mineralisation, intermittently present from surface, is most consistent and of better grade from approximately 200m to 300m below surface. Low grade mineralisation occurs with fine disseminated pyrite and marcasite in argillic alteration zones. Higher grades are mainly restricted to occasional steep dipping, thin pyritic and polymetallic quartz-carbonate veins.

- The Solomon Islands Ministry of Mines, Energy and Rural Electrification, issued a Letter of Intent (LoI) for its 122 km2 Avuavu Special Prospecting Licence (SPL) application on the central southern coast of Guadalcanal. The LoI grants Australian Solomon Gold (SI) Ltd a minimum 6 months to negotiate a Surface Access Agreement with local landowners, a prerequisite to the granting of full exploration rights.

Corporate

- Cash flow from operations for the quarter was a positive inflow of $8.4 million and operating profit after tax for the quarter was $3.8 million.

- As at September 30, 2011 the Group had a cash balance of $48.5 million (not including 4,341 ounces of gold at refinery), a decrease of $34.6 million from June 30, 2011. The reduction in cash is due primarily to purchases of plant and equipment to support the ramping up to full production at Gold Ridge and the plant expansion at Simberi. Additionally there was a build up in inventory levels at both sites during the quarter and the balance of trade and other payables reduced by $14.0 million during the current quarter. Operating cash flows are expected to be positive in the future as Gold Ridge reaches full production and as working capital levels stabilise.

- On August 16, 2011 Mr. Greg Steemson resigned as a director of the Company to pursue other interests. The Board has commenced procedures, pursuant to its Selection and Appointment policy, for the appointment of a further director to the Company.

- On September 19, 2011 the FTSE Group approved the inclusion of the Company in the FTSE All-Share and FTSE Small Cap Indices. On October 3, 2011 the Company was included in the FTSE250 index.

- On July 1, 2011 the group changed the functional currency of all entities within the group to United States dollar ("USD") from the Australian dollar ("AUD"). In the current period, there is a one-off adjustment to net assets of $1.6 million to account for the change in functional currency.

Amounts expressed in United States dollars unless otherwise identified.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") of Allied Gold Mining Plc ("Allied Gold" or the "Company") is dated October 31, 2011 and provides an analysis of the Company's performance and financial condition for the three months and nine months ended September 30, 2011 (the "Quarter" and "Nine Months" respectively). This MD&A should be read in conjunction with the Company's interim consolidated financial report for the three and nine months ended September 30, 2011 and the notes thereto.

The interim consolidated financial statements of Allied Gold Mining Plc and the financial information contained in this MD&A have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and therefore comply with Article 4 of the EU IAS Regulations. Please refer to Note 2 of the Interim Consolidated Financial Report for the three and nine months ended September 30, 2011 for a summary of significant accounting policies adopted in the preparation of the financial report, including the application of merger accounting and the adoption of United States dollars as functional currency, effective July 1, 2011.

This MD&A may contain forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements speak only as of the date on which they are made, are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Examples of some of the specific risks associated with the operations of the Company are set out in the company's most recent Annual Information Form ("AIF") under the section entitled "Risk Factors" and in the Company's prospectus dated June 17, 2011 under the section entitled "Risk Factors". Actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Readers are also referred to the "Cautionary Note Regarding Forward-Looking Statements" in this MD&A.

These documents, along with others published by the Company are available under the Company's profile on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

Impact of Schemes of Arrangement on this MD&A

On June 30, 2011, Allied Gold Group successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, shares and options of Allied Gold Limited, the former holding company of the Group, on issue as at June 30, 2011 were exchanged on a six for one basis for shares and options in Allied Gold Mining PLC. Allied Gold Mining PLC was admitted to the Main Market of the London Stock Exchange PLC ("the Main Market") with a premium listing, and commenced trading on the Main Market for listed securities on June 30, 2011. At admission, Allied Gold Mining Plc had issued capital of 199,755,017 shares and 10,172,904 options on issue.

Amounts expressed in United States dollars unless otherwise identified. Page | 5

The implementation of the Schemes of Arrangement has had the following effects on the information presented in this MD&A:

- The Company has adopted a financial year end of December 31. Previously the Group had a financial year end of June 30. The financial information presented in this MD&A therefore relates to the financial year commencing January 1, 2011 and ending December 31, 2011.

- Notwithstanding that the Company acquired control of the Group on June 30, 2011; the Group has applied merger accounting principles such that the information in this MD&A is presented as if the Company has been the holding company of the Group since its formation.

- The Group is now required to comply with the requirements of International Financial Reporting Standards as adopted by the European Union (EU-IFRS). Previously the Group complied with Australian equivalents to International Financial Reporting Standards. At the time of preparation of this MD&A there were no significant differences between the two frameworks.

- As a consequence of the restructuring the group has adopted the United States dollar as its functional currency for financial reporting purposes.

Additional information on the application of merger accounting and the change in the Group's functional currency is provided in Note 2(b) to the Company's interim consolidated financial report for the three and nine months ended September 30, 2011 and is also discussed under ***Significant Accounting Polices and Estimates*** at page 42 of this MD&A.

Overview

Allied Gold is a gold producer, developer and exploration Company whose shares are listed on the London Stock Exchange Main Market (ALD), Toronto Stock Exchange (ALD) and the Australian Securities Exchange (ALD). Allied Gold's major assets are its 100% owned Simberi gold project (the "Simberi Project"), which is located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG and its 100% interest in the Gold Ridge Gold Project ("Gold Ridge") which is located on Guadalcanal Island in the Solomon Islands.

The Simberi Project

The Simberi Project is located in the Pacific Rim of Fire, one of the world's proven and most prospective gold jurisdictions. The Simberi Project is comprised of: (i) an open-pit mining operation with an associated gold processing plant, located within PNG mining lease 136 ("ML 136"), which comprises 2,560 ha on the eastern side of Simberi Island; and (ii) a larger 69 sub-block/233 km^2 area under PNG exploration license 609 ("EL 609") covering the remainder of Simberi Island and most of the adjacent Tatau and Big Tabar Islands to the south. The Simberi Project is based on seven separate deposits on the eastern portion of Simberi Island (Sorowar, Samat North, Samat South, Samat East, Pigiput, Pigibo and Botlu South). Sorowar in the north is by far the largest resource. Samat North, South and East lie to the south and while relatively small are also relatively high grade. Pigiput, Pigibo and Botlu South lie between the Sorowar and Samat areas and are of intermediate tonnage but at a grade similar to Sorowar. All prospects lie within 2-3 km of each other. The project area also includes other less well defined prospects and anomalies.

The Simberi Project is the subject of a Competent Persons' Report, entitled "Simberi Gold Project, Simberi Island, Papua New Guinea" dated June 17, 2011 prepared for Allied Gold by Stephen Godfrey and John Battista of Golder Associates Pty Ltd. and Phil Hearse of Battery Limits Pty Ltd., all of whom are independent qualified persons as defined in National Instrument 43-101 – *Standards of Disclosure for*

Amounts expressed in United States dollars unless otherwise identified. Page | 6

Mineral Projects ("NI 43-101").
The Gold Ridge Project

The Gold Ridge Project is located on the Island of Guadalcanal, the central island of the Solomon Islands, approximately 30 km south-east of the capital city Honiara. Allied Gold acquired the Gold Ridge Project in November 2009 through its acquisition of Australian Solomons Gold Limited ("ASG").

Prior to the Group acquiring the Gold Ridge Project, previous owners of the project had constructed a 2Mtpa open cut mine starting in 1997 and mined the Valehaichichi deposit commencing in August 1998. During the 22 months that the Gold Ridge mine was actively operating, the total gold production amounted to approximately 210,000 ounces. The Gold Ridge Project was shut down in September 2000 as a result of escalating civil unrest in the Solomon Islands. The Regional Assistance Mission to Solomon Islands ("RAMSI") was created in 2003 in response to a request for international aid by the Governor-General of the Solomon Islands. RAMSI is a partnership between the people and Government of Solomon Islands and fifteen contributing countries of the Pacific region. RAMSI is helping the Solomon Islands to lay the foundations for long-term stability, security and prosperity – through support for improved law, justice and security; for more effective, accountable and democratic government; for stronger, broad-based economic growth; and for enhanced service delivery. The Australian government continues to support RAMSI, contributing in excess of $200 million per annum for various development and support initiatives.

Following the completion of its acquisition of a 100% interest in the Gold Ridge Project, the Group commenced a $150 million redevelopment of the project in March 2010. One year later, in March 2011 the first gold was poured from Gold Ridge under Allied's control and in accordance with the project schedule.

The Gold Ridge Project is the subject of a Competent Persons' Report entitled "Gold Ridge Gold Project, Guadalcanal, Solomon Islands" dated June 17, 2011 prepared for Allied by Stephen Godfrey and John Battista of Golder Associates Pty Ltd. and Tony Showell of Battery Limits Pty Ltd as independent qualified person as defined in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101").

PROJECTS

Simberi Sulphide Bankable Feasibility Study

Study continuing with roaster pilot plant testwork to be carried out in December quarter.

Exploration drilling has identified a new mineralised area at Pigiput with some significant gold sulphide intercepts. Refer to exploration section for a more detailed discussion of exploration activity and results.

It is anticipated that the study will be completed third quarter of calendar 2012. Remaining capital cost as at September 30, 2011 was estimated to be A$6 million.

Simberi Heavy Fuel Oil Conversion

HFO gensets have been ordered to provide 10.5MW installed capacity.

Geotechnical drilling of HFO tank storage site has been completed and upgrade of fuel storage facilities commenced.

Negotiations for the supply and delivery of the required quantities of heavy fuel oil to Simberi Island commenced.

Amounts expressed in United States dollars unless otherwise identified. Page | 7

It is currently anticipated that works will be completed in second quarter calendar 2012 with forecast reduction in cash costs of approximately $30 to $50 per ounce being realized in the third quarter calendar 2012.

Total estimated remaining capital cost is $20 million of which $2 million is forecast to be spent in the December quarter, and the remaining $18 million in the half-year to June 2012

Simberi Oxide Plant Expansion

Work on the expansion project is progressing with delivery of materials and equipment, commencement of civil works and strong progress in detailed engineering & design, and procurement.

It is currently anticipated that works will be completed in third quarter calendar 2012 with increased production and commensurate reduction in cash costs being realized in fourth quarter 2012.

Total estimated remaining capital cost is $34 million of which $4 million is forecast to be spent in the December quarter and approximately $30 million in the half-year to June 2012.

Works undertaken during the quarter included:

- Owners pre-construction site work on the 3.5Mtpa oxide plant expansion focused on earthworks & foundations, and, civil site activities for the leach tanks and the SAG mill, ore reclaim and the thickener.
- Foundation piling for SAG mill completed.
- Civil works for leach tanks commenced. Foundation report for thickener received
- Geotechnical drilling at the Sorowar ore reclaimer site
- Geotechnical drilling at plant reclaimer site and at the HFO tank storage site
- Purchase of cyclones, screens, pumps and tunnel liners
- Conceptual engineering design for the new Sorowar ore reclaimer completed, and design of the new plant ore reclaimer completed. Tailings Tails cyanide destruction testwork completed and design criteria developed
- Plant refurbishment has been ongoing with painting, 90% of floor grates and hand rail replacement. Internal lining of tank 3 completed and commenced refurbishment works on tank 1. Replacement core storage shed completed.

Gold Ridge Redevelopment

Capital works including explosive facility nearing completion and additional warehouses and other non critical buildings completed.

Village relocation continuing with a total of 209 new homes completed.

EXPLORATION

Amounts expressed in United States dollars unless otherwise identified. Page | 8

Simberi, PNG

At Simberi, exploration comprised both metallurgical and exploration core drilling for the Simberi Sulphide Bankable Feasibility Study, due to be presented in 2012. A total 4,508 metres were drilled in 23 core holes with 9 holes / 1,912m drilled at Pigiput, completing the metallurgical/resource definition programme, and 14 exploration holes for 2,596m at Botlu, Pigiput East and Sorowar. A further 11 RC holes / 777m of exploration drilling were undertaken at Sorowar, Pigibo and Botlu.

Sample assays were received for 26 core and 47 RC holes; collar details and down hole intercepts are presented in Table 1, Table 2, Table 3 and Table 4).

Better down-hole intercepts found at Pigiput, in resource definition / metallurgical holes included:

- 89.2m @ 2.56g/t Au from 122m in Sulphide (SDH191)
- 107m @ 3.33g/t Au from 140m in Sulphide (SDH196)
- 68m @ 4.58g/t Au from 137m in Sulphide (SDH198)
- 41m @ 6.97g/t Au from 133m in Sulphide (SDH200)
- 52m @ 3.27g/t Au from 125m in Sulphide (SDH203)
- 53m @ 2.66g/t Au from 151m in Sulphide (SDH211)

The holes, primarily intended to provide metallurgical samples for the Simberi Sulphide Project BFS, were designed to also increase the drill density within the Pigiput resource model area. The assay results are in-line with expectation and allow the resources classification to be reviewed when next re-estimated.

Better down-hole intercepts found at Botlu in resource definition / metallurgical holes included:

- 28m @ 2.61g/t Au from 76m in Sulphide (SDH194)

A new resource estimate of the Botlu deposit, received at the end of the quarter, is presently under review and due for release during October. Sulphide resources at Botlu add to the mineral inventory available for the Sulphide BFS Project.

Analytical results were received for 47 RC exploration holes, targeting Oxide mineralisation, and mostly testing a previously undrilled area north of the Pigibo deposit with gold-in-surface samples anomalies. Highly encouraging results were found in several adjacent holes including better down-hole intercepts of

- 44m @ 1.11g/t Au from surface in RC1880
- 13m @ 1.35g/t Au from surface in RC1881
- 11m @ 1.13g/t Au from surface in RC1884
- 19m @ 1.19g/t Au from surface in RC1891
- 27m @ 17.5g/t from 8m, incl 1m @ 410g/t from 24m, in RC1895
- 25m @ 2.71g/t Au from surface and 21m @ 1.01 from 39m in RC1901

Additional RC and core drilling is planned to define the dimension and attitude of the new discovery.

Amounts expressed in United States dollars unless otherwise identified.

Current exploration also includes core drilling at Botlu and Pigicow, a prospect on the haul road between Samat and Botlu deposits.

A breakdown of down hole intercepts received during the quarter, based on various sample gold grade assay cut-offs, is presented in and below. A description of the sampling and analytical methods used and the downhole intercept compositing practice is detailed below.

Table 1 Pigibo / Pigiput, Simberi – Diamond Core Hole Collar Details

Deposit	Hole ID	TIG North (m)	TIG East (m)	RL (m)	Dip / Azi	Total Length (m)	Core Loss (m)
Pigibo	SDH193	208989.9	43704.5	218.5	-60 / 180	127.0	0.40
Pigibo	SDH194	208985.7	43529.6	244.9	-60 / 180	104.4	0.00
Pigiput	SDH188	209064.3	44396.2	182.5	-60 / 330	192.9	2.30
Pigiput	SDH191	209064.6	44396.9	182.5	-80 / 360	211.2	3.50
Pigiput	SDH192	209071.0	44395.0	182.5	-75 / 30	220.2	5.50
Pigiput	SDH195	209135.6	44364.9	194.5	-55 / 170	216.5	2.10
Pigiput	SDH196	209063.8	44276.1	196.3	-75 / 360	266.6	0.30
Pigiput	SDH197	209236.7	44466.9	166.4	-65 / 240	271.0	0.70
Pigiput	SDH198	209135.5	44366.7	194.9	-55 / 210	201.6	4.30
Pigiput	SDH199	209239.7	44468.0	166.8	-75 / 330	221.7	2.10
Pigiput	SDH200	209237.2	44464.6	166.4	-80 / 360	207.2	1.70
Pigiput	SDH201	209239.1	44465.0	166.4	-75 / 225	211.2	0.70
Pigiput	SDH202	209240.7	44463.9	166.8	-75 / 177	200.5	1.90
Pigiput	SDH203	209240.0	44463.9	166.5	-61 / 179	238.9	7.60
Pigiput	SDH204	209080.9	44394.5	182.7	-60 / 148	148.8	0.10
Pigiput	SDH205	209083.3	44395.6	182.8	-65 / 123	154.0	3.50
Pigiput	SDH206	209239.8	44462.7	165.9	-66 / 121	240.3	1.20
Pigiput	SDH208	209085.1	44394.5	182.8	-60 / 60	213.8	2.30
Pigiput	SDH210	209240.0	44464.0	165.5	-65 / 94	153.3	5.80
Pigiput	SDH211	209134.0	44361.4	193.8	-55 / 137	227.2	14.70

Amounts expressed in United States dollars unless otherwise identified.

Table 2 Pigiput – Pigibo, Simberi - Down hole intercepts, 0.5 g/t assay cut-off in resource infill / metallurgical holes (intercept definition method described following Table 8)

Hole		From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH193		**0.0**	**127.0**		**0.65**		**ALS_TSV**
		33.0	42.0	9.0	3.10		OX
	incl	***37.0***	***38.0***	***1.0***	***6.33***		***OX***
		58.0	67.0	9.0	1.41		OX, TR
		82.0	92.0	10.0	1.09		TR
		90.0	92.0	2.0	2.54		TR
		122.0	127.0	5.0	1.93		TR
SDH194		**0.0**	**104.4**		**1.16**		**ALS_TSV**
		22.0	30.0	8.0	1.39		OX, SU
	incl	***24.0***	***30.0***	***6.0***	***1.61***		***OX, SU***
		53.0	73.0	20.0	0.90		OX, SU
	incl	***67.0***	***71.0***	***4.0***	***1.63***		***OX, SU***
		76.0	104.0	28.0	2.61		SU
	incl	***81.0***	***98.0***	***17.0***	***3.70***		***SU***
	incl	***83.0***	***84.0***	***1.0***	***8.03***		***SU***
SDH188		**122.0**	**192.9**		**1.39**		**ALS_TSV**
		0.0	122.0	122.0	unsampled		
loss 2.2m		128.0	192.9	64.9	1.49		SU
	incl	***132.0***	***166.0***	***34.0***	***1.99***		***SU***
	incl	***144.0***	***146.0***	***2.0***	***2.84***		***SU***
	and	***151.0***	***154.0***	***3.0***	***2.95***		***SU***
loss 2.2m	***and***	***173.0***	***212.0***	***39.0***	***1.38***		***SU***
		217.0	222.0	5.0	2.11		SU
	incl	***219.0***	***222.0***	***3.0***	***3.01***	***64.9***	***SU***
	incl	***219.0***	***220.0***	***1.0***	***5.16***	***59.4***	***SU***
		234.0	247.0	13.0	0.88		SU
		257.0	295.0	38.0	2.27		SU
	incl	***258.0***	***271.0***	***13.0***	***4.37***		***SU***
	incl	***263.0***	***269.0***	***6.0***	***7.24***		***SU***
	incl	***268.0***	***269.0***	***1.0***	***23.8***	***18.6***	***SU***
		273.0	285.0	12.0	1.51		SU
		303.0	313.0	10.0	0.59		SU

Amounts expressed in United States dollars unless otherwise identified. Page | 11

Hole		From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH191		**122.0**	**211.2**		**2.56**		**ALS_TSV**
		0.0	122.0	122.0	unsampled		
loss 3.5m		122.0	211.2	89.2	2.56		SU
loss 3.0m	*incl*	*132.0*	*173.0*	*41.0*	*3.51*		*SU*
	incl	*132.0*	*134.0*	*2.0*	*5.10*		*SU*
	and	*140.0*	*144.0*	*4.0*	*6.38*		*SU*
	incl	*140.0*	*143.0*	*3.0*	*7.58*	*13.8*	*SU*
loss 1.2m	*and*	*151.0*	*155.0*	*4.0*	*4.30*		*SU*
loss 0.6m	*incl*	*152.0*	*154.0*	*2.0*	*6.39*		*SU*
	and	*162.0*	*163.0*	*1.0*	*12.6*		*SU*
loss 0.6m	*and*	*165.0*	*173.0*	*8.0*	*4.70*	*24.1*	*SU*
	and	*175.0*	*211.2*	*36.2*	*2.04*		*SU*
	incl	*184.0*	*188.0*	*4.0*	*5.61*	*8.7*	*SU*
	incl	*186.0*	*187.0*	*1.0*	*13.7*	*11.3*	*SU*
SDH192		**85.0**	**220.2**		**1.27**		**ALS_TSV**
		0.0	85.0	85.0	unsampled		
loss 5.5m		119.0	189.0	70.0	2.15		SU
loss 1.2m	*incl*	*119.0*	*146.0*	*27.0*	*1.34*		*SU*
loss 4.3m	*and*	*149.0*	*180.0*	*31.0*	*3.34*		*SU*
loss 0.2m	*incl*	*153.0*	*156.0*	*3.0*	*5.27*		*SU*
	incl	*154.0*	*155.0*	*1.0*	*8.38*		*SU*
loss 3.8m	*and*	*159.0*	*169.0*	*10.0*	*2.33*		*SU*
	and	*174.0*	*179.0*	*5.0*	*8.17*		*SU*
	incl	*174.0*	*178.0*	*4.0*	*9.54*	*16.4*	*SU*
	incl	*174.0*	*175.0*	*1.0*	*19.5*	*32.2*	*SU*
	and	*183.0*	*188.0*	*5.0*	*1.13*		*SU*
		201.0	211.0	10.0	0.74		SU

Amounts expressed in United States dollars unless otherwise identified. Page | 12

Hole		From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH195		**0.0**	**216.5**		**1.14**		**ALS_TSV**
		7.0	19.0	12.0	7.78		OX
	incl	***7.0***	***17.0***	***10.0***	***9.20***		***OX***
	incl	***8.0***	***12.0***	***4.0***	***21.1***		***OX***
		25.0	49.0	24.0	0.88		OX, TR, SU
	incl	***38.0***	***40.0***	***2.0***	***2.67***		***TR***
loss 1.8m		137.0	175.0	38.0	2.17		SU
loss 1.7m	***incl***	***140.0***	***148.0***	***8.0***	***3.06***	***14.1***	***SU***
	incl	***145.0***	***146.0***	***1.0***	***8.54***	***39.9***	***SU***
	and	***160.0***	***169.0***	***9.0***	***1.66***		***SU***
	and	***171.0***	***175.0***	***4.0***	***7.69***	***14.3***	***SU***
		178.0	197.0	19.0	1.05		SU
	and	***190.0***	***194.0***	***4.0***	***1.88***		***SU***
SDH196		**0.0**	**266.6**		**1.97**		**ALS_TSV**
		1.0	15.0	14.0	0.85		OX, TR, SU
		21.0	34.0	13.0	0.79		TR
loss 0.3m		57.0	102.0	45.0	2.23		SU
	incl	***61.0***	***75.0***	***14.0***	***4.13***		***SU***
	incl	***66.0***	***70.0***	***4.0***	***6.63***		***SU***
loss 0.3m	***and***	***78.0***	***84.0***	***6.0***	***2.03***		***SU***
	and	***87.0***	***93.0***	***6.0***	***2.35***		***SU***
	incl	***88.0***	***91.0***	***3.0***	***3.31***	***21.9***	***SU***
	and	***98.0***	***102.0***	***4.0***	***1.79***		***SU***
		109.0	114.0	5.0	1.21		SU
gain 0.4m		119.0	128.0	9.0	0.69		SU
		140.0	247.0	107.0	3.33		SU
	incl	***154.0***	***163.0***	***9.0***	***1.56***		***SU***
	and	***165.0***	***175.0***	***10.0***	***1.25***		***SU***
	and	***182.0***	***196.0***	***14.0***	***6.90***	***25.5***	***SU***
	incl	***183.0***	***188.0***	***5.0***	***14.1***	***22.9***	***SU***
	incl	***183.0***	***184.0***	***1.0***	***28.5***	***26.6***	***SU***
	and	***184.0***	***185.0***	***1.0***	***11.8***	***28.0***	***SU***
	and	***186.0***	***187.0***	***1.0***	***16.6***	***20.5***	***SU***
	and	***222.0***	***242.0***	***20.0***	***9.65***	***20.8***	***SU***
	incl	***224.0***	***229.0***	***5.0***	***27.9***	***52.4***	***SU***
	incl	***223.0***	***224.0***	***1.0***	***97.1***	***156.0***	***SU***

Amounts expressed in United States dollars unless otherwise identified.

Hole		From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
	and	*224.0*	*225.0*	*1.0*	*10.5*	*73.6*	*SU*
	and	*228.0*	*229.0*	*1.0*	*23.3*	*18.0*	*SU*
	and	*237.0*	*238.0*	*1.0*	*16.0*	*59.4*	*SU*
	and	*241.0*	*242.0*	*1.0*	*17.9*	*10.7*	*SU*
		258.0	264.0	6.0	1.17		SU
SDH197		**0.0**	**271.0**		**1.81**		**ALS_TSV**
		153.0	224.0	71.0	5.77		SU
	incl	*156.0*	*163.0*	*7.0*	*1.71*	*15.6*	*SU*
	and	*165.0*	*223.0*	*58.0*	*6.79*		*SU*
	incl	*167.0*	*172.0*	*5.0*	*6.00*		*SU*
	incl	*169.0*	*170.0*	*1.0*	*6.95*		*SU*
	and	*171.0*	*172.0*	*1.0*	*16.3*	*24.2*	*SU*
	and	*174.0*	*175.0*	*1.0*	*8.62*		*SU*
	and	*177.0*	*185.0*	*8.0*	*29.0*	*21.1*	*SU*
	incl	*178.0*	*179.0*	*1.0*	*60.6*	*46.7*	*SU*
	and	*179.0*	*180.0*	*1.0*	*39.4*	*25.7*	*SU*
	and	*183.0*	*184.0*	*1.0*	*27.4*	*19.7*	*SU*
	and	*184.0*	*185.0*	*1.0*	*58.3*	*31.7*	*SU*
	and	*205.0*	*206.0*	*1.0*	*50.5*	*62.7*	*SU*
	and	*219.0*	*220.0*	*1.0*	*5.42*	*150*	*SU*
loss 0.15m		245.0	271.0	26.0	1.68		SU
loss 0.15m	*and*	*251.0*	*268.0*	*17.0*	*2.17*		*SU*
	incl	*253.0*	*255.0*	*2.0*	*8.41*	*25.3*	*SU*
SDH198		**125.0**	**201.6**		**3.70**		**ALS_TSV**
		0.0	125.0	125.0	unsampled		
loss 4.3m		137.0	198.0	61.0	4.58		SU
	incl	*140.0*	*150.0*	*10.0*	*9.02*		*SU*
	incl	*144.0*	*150.0*	*6.0*	*14.1*	*35.9*	*SU*
	incl	*145.0*	*146.0*	*1.0*	*15.7*	*16.3*	*SU*
	and	*149.0*	*150.0*	*1.0*	*48.7*	*148*	*SU*
loss 1.25m	*and*	*161.0*	*167.0*	*6.0*	*14.8*	*14.3*	*SU*
	incl	*163.0*	*164.0*	*1.0*	*82.6*	*51.8*	*SU*
loss 1.35m	*and*	*173.0*	*188.0*	*15.0*	*5.27*	*19.0*	*SU*
	incl	*178.0*	*179.0*	*1.0*	*54.7*	*47.3*	*SU*

Amounts expressed in United States dollars unless otherwise identified.

Hole		From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH199		**0.0**	**221.7**		**1.19**		**ALS_TSV**
		98.0	100.0	2.0	34.0		SU
	incl	***98.0***	***99.0***	***1.0***	***65.1***		***SU***
		148.0	165.0	17.0	2.25	10.6	SU
	incl	***160.0***	***165.0***	***5.0***	***5.69***	***11.5***	***SU***
	incl	***162.0***	***163.0***	***1.0***	***18.3***	***23.5***	***SU***
		169.0	177.0	8.0	0.84		SU
loss 2.6m		180.0	221.0	41.0	2.60		SU
	incl	***196.0***	***200.0***	***4.0***	***1.26***		***SU***
	and	***204.0***	***221.0***	***17.0***	***5.19***	***18.0***	***SU***
	incl	***213.0***	***214.0***	***1.0***	***18.80***	***23.7***	***SU***
	and	***218.0***	***219.0***	***1.0***	***41.70***	***71.2***	***SU***
SDH200		**0.0**	**207.2**		**1.66**		**ALS_TSV**
		104.0	128.0	24.0	0.91		SU
		133.0	174.0	41.0	6.97		SU
	incl	***133.0***	***144.0***	***11.0***	***22.3***	***17.7***	***SU***
	incl	***138.0***	***143.0***	***5.0***	***45.1***	***28.9***	***SU***
	incl	***138.0***	***139.0***	***1.0***	***156***	***103***	***SU***
	and	***139.0***	***140.0***	***1.0***	***13.8***	***10.4***	***SU***
	and	***142.0***	***143.0***	***1.0***	***41.7***	***17.9***	***SU***
	and	***146.0***	***158.0***	***12.0***	***2.28***		***SU***
	incl	***155.0***	***156.0***	***1.0***	***7.44***		***SU***
SDH201		**0.0**	**211.2**		**0.93**		**ALS_TSV**
		16.0	33.0	17.0	0.81		OX, TR, SU
	incl	***16.0***	***22.0***	***6.0***	***1.24***		***SU***
		55.0	76.0	21.0	0.99		SU
	incl	***68.0***	***71.0***	***3.0***	***1.85***		***SU***
loss = 0.7m		129.0	190.0	61.0	1.79		SU
	incl	***129.0***	***139.0***	***10.0***	***5.25***		***SU***
	incl	***130.0***	***132.0***	***2.0***	***18.2***	***41.7***	***SU***
	and	***142.0***	***146.0***	***4.0***	***2.11***		***SU***
	and	***158.0***	***167.0***	***9.0***	***1.26***		***SU***
	and	***178.0***	***183.0***	***5.0***	***2.25***	***13.3***	***SU***
		193.0	211.2	18.2	1.72		SU
	incl	***194.0***	***211.2***	***17.2***	***1.83***		***SU***
	incl	***195.0***	***200.0***	***5.0***	***2.35***	***36.1***	***SU***

Hole		From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH202		**0.0**	**200.5**		**0.77**		**ALS_TSV**
loss 0.7m		11.0	24.0	13.0	0.89		SU
		51.0	54.0	3.0	4.36		SU
	incl	***51.0***	***52.0***	***1.0***	***8.32***		***SU***
		59.0	63.0	4.0	5.90		SU
	incl	***59.0***	***61.0***	***2.0***	***10.5***		***SU***
	incl	***59.0***	***60.0***	***1.0***	***14.2***		***SU***
loss 0.1m		115.0	153.0	38.0	11.8		SU
loss 0.1m	***incl***	***121.0***	***138.0***	***17.0***	***25.2***		***SU***
loss 0.1m	***incl***	***125.0***	***132.0***	***7.0***	***58.7***	***42.7***	***SU***
	incl	***125.0***	***126.0***	***1.0***	***388***	***243***	***SU***
	and	***145.0***	***150.0***	***5.0***	***1.16***		***SU***
		157.0	167.0	10.0	0.60		SU
		181.0	194.0	13.0	0.82		SU
SDH203		**0.0**	**238.9**		**1.03**		**ALS_TSV**
loss 0.9m		105.0	113.0	8.0	1.07		SU
loss 1.1m		125.0	177.0	52.0	3.27		SU
loss 0.6m	***incl***	***131.0***	***145.0***	***14.0***	***9.20***		***SU***
loss 0.6m	***incl***	***131.0***	***135.0***	***4.0***	***14.2***		***SU***
loss 0.2m	***incl***	***131.0***	***133.0***	***2.0***	***24.8***	***16.9***	***SU***
	and	***137.0***	***139.0***	***2.0***	***14.2***	***32.5***	***SU***
	incl	***137.0***	***138.0***	***1.0***	***24.4***	***53.6***	***SU***
	and	***141.0***	***144.0***	***3.0***	***11.8***		***SU***
	incl	***143.0***	***144.0***	***1.0***	***25.5***	***38.1***	***SU***
loss 0.4m	***and***	***155.0***	***165.0***	***10.0***	***1.29***		***SU***
	and	***170.0***	***177.0***	***7.0***	***1.74***		***SU***
		183.0	189.0	6.0	0.86		SU
loss 0.2m		211.0	229.0	18.0	1.75		SU
loss 0.2m	***incl***	***220.0***	***228.0***	***8.0***	***3.06***	***14.2***	***SU***
	incl	***224.0***	***225.0***	***1.0***	***7.93***	***15.6***	***SU***
SDH204		**89.0**	**148.8**		**1.05**		**ALS_TSV**
		98.0	102.0	4.0	2.86		SU
		106.0	130.0	24.0	1.66		TR, SU
	incl	***106.0***	***109.0***	***3.0***	***1.74***		***TR***
	and	***113.0***	***130.0***	***17.0***	***1.92***	***8.7***	***SU***

Amounts expressed in United States dollars unless otherwise identified.

Hole		From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH205		**102.0**	**154.0**		**1.84**		**ALS_TSV**
loss 2.5m		118.0	154.0	36.0	2.57		SU
loss 1.3m	***incl***	***119.0***	***139.0***	***20.0***	***3.40***		***SU***
loss 0.1m	***incl***	***119.0***	***120.0***	***1.0***	***5.81***	***11.2***	***SU***
loss 0.1m	***and***	***122.0***	***127.0***	***5.0***	***4.03***	***10.4***	***SU***
	incl	***124.0***	***125.0***	***1.0***	***9.60***		***SU***
loss 1.0m	***and***	***133.0***	***138.0***	***5.0***	***4.46***		***SU***
loss 1.0m	***and***	***142.0***	***152.0***	***10.0***	***2.08***		***SU***
SDH206		**200.0**	**240.3**		**0.56**		**ALS_TSV**
		0.0	200.0	200.0	unsampled		
		200.0	220.0	20.0	0.78		SU
	incl	***200.0***	***205.0***	***5.0***	***1.21***	***17.5***	***SU***
SDH208		**30.0**	**213.8**		**0.87**		**ALS_TSV**
		40.0	44.0	4.0	1.43		SU
		60.0	71.0	11.0	2.81		SU
	incl	***69.0***	***70.0***	***1.0***	***12.7***		***SU***
		106.0	112.0	6.0	0.83		SU
loss 2.1m		125.0	193.0	68.0	1.42		SU
	incl	***136.0***	***143.0***	***7.0***	***2.62***		***SU***
	incl	***136.0***	***137.0***	***1.0***	***5.84***		***SU***
loss 0.7m	***incl***	***155.0***	***172.0***	***17.0***	***2.29***		***SU***
	incl	***156.0***	***157.0***	***1.0***	***6.72***		***SU***
	and	***170.0***	***171.0***	***1.0***	***5.24***		***SU***
loss 0.2m	***and***	***184.0***	***191.0***	***7.0***	***2.17***		***SU***
SDH210		**0.0**	**153.3**		**0.59**		**EXLAB**
loss 1.2m		56.0	67.0	11.0	2.51		SU
loss 1.2m	***incl***	***58.0***	***66.0***	***8.0***	***3.19***		***SU***
loss 0.1m	***incl***	***60.0***	***64.0***	***4.0***	***4.96***		***SU***
	incl	***61.0***	***62.0***	***1.0***	***6.91***		***SU***
oss 0.1m	***and***	***63.0***	***64.0***	***1.0***	***6.37***		***SU***
loss 3.75m		110.0	150.0	40.0	1.15		SU
	incl	***112.0***	***114.0***	***2.0***	***3.57***		***SU***
loss 3.45m	***and***	***123.0***	***141.0***	***18.0***	***1.33***		***SU***
	incl	***137.0***	***139.0***	***2.0***	***2.82***		***SU***

Amounts expressed in United States dollars unless otherwise identified. Page | 17

Hole		From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH211		**0.0**	**227.2**		**0.98**		**ALS TSV**
		8.0	23.0	15.0	0.80		OX
		40.0	59.0	19.0	0.89		OX
		132.0	145.0	13.0	1.24		SU
loss 14.7m		151.0	204.0	53.0	2.66		SU
loss 11.3m	***incl***	***153.0***	***175.0***	***22.0***	***3.83***		***SU***
	incl	***153.0***	***154.0***	***1.0***	***53.7***	***21.7***	***SU***
loss 3.1	***and***	***180.0***	***193.0***	***13.0***	***2.97***		***SU***
	incl	***190.0***	***193.0***	***3.0***	***5.96***		***SU***
	and	***196.0***	***204.0***	***8.0***	***1.69***		***SU***

Table 3 Pigibo North, Simberi – RC Hole Collar Details

Deposit	Hole ID	TIG North (m)	TIG East (m)	RL (m)	Dip / Azi	Total Length (m)
Pigibo N	RC1879	209337.9	43945.0	164.5	-65 / 360	73.0
Pigibo N	RC1880	209368.1	43967.8	165.1	-65 / 360	73.0
Pigibo N	RC1881	209383.2	43981.5	166.8	-65 / 180	73.0
Pigibo N	RC1882	209404.0	43993.8	170.3	-65 / 180	73.0
Pigibo N	RC1883	209406.0	43992.9	170.3	-65 / 360	73.0
Pigibo N	RC1884	209436.3	44030.9	164.4	-65 / 360	73.0
Pigibo N	RC1885	209469.4	44042.5	160.0	-65 / 180	73.0
Pigibo N	RC1886	209495.1	44074.6	162.7	-65 / 360	73.0
Pigibo N	RC1887	209521.5	44089.1	158.3	-65 / 360	73.0
Pigibo N	RC1888	209519.1	44090.3	158.2	-65 / 180	73.0
Pigibo N	RC1889	209494.6	44073.4	162.7	-65 / 180	73.0
Pigibo N	RC1890	209468.3	44042.6	159.9	-65 / 360	73.0
Pigibo N	RC1891	209436.0	44030.1	164.3	-65 / 180	73.0
Pigibo N	RC1892	209564.4	44063.7	143.3	-60 / 270	21.0
Pigibo N	RC1893	209546.0	43999.7	151.0	-60 / 270	31.0
Pigibo N	RC1894	209622.7	43968.0	154.2	-60 / 270	16.0
Pigibo N	RC1895	209591.5	43901.0	173.4	-60 / 270	37.0
Pigibo N	RC1896	209040.7	43350.6	227.3	-60 / 180	60.0
Pigibo N	RC1897	209153.0	43358.8	211.9	-60 / 180	80.0
Pigibo N	RC1898	209546.6	43906.4	195.8	-70 / 90	60.0
Pigibo N	RC1899	209503.8	43874.2	210.4	-70 / 360	55.0
Pigibo N	RC1900	209476.1	43842.2	203.4	-70 / 180	29.0

Amounts expressed in United States dollars unless otherwise identified. Page | 18

Deposit	Hole ID	TIG North (m)	TIG East (m)	RL (m)	Dip / Azi	Total Length (m)
Pigibo N	RC1901	209498.6	43907.7	205.4	-70 / 180	66.0
Pigibo N	RC1902	209451.7	43818.7	201.9	-70 / 360	31.0
Pigibo N	RC1903	209452.3	43779.9	205.5	-70 / 180	30.0
Pigibo N	RC1904	209439.8	43738.6	214.2	-70 / 360	31.0
Pigibo N	RC1905	209433.0	43701.9	220.4	-70 / 180	31.0
Pigibo N	RC1906	209453.5	43654.9	214.9	-70 / 360	100.0
Pigibo N	RC1907	209470.2	43626.3	218.3	-70 / 180	31.0
Pigibo N	RC1908	209494.8	43600.4	224.4	-70 / 360	31.0
Pigibo N	RC1909	209477.3	43550.4	216.9	-65 / 190	31.0
Pigibo N	RC1910	209443.5	43543.4	212.9	-65 / 277	31.0
Pigibo N	RC1911	209393.9	43541.2	217.0	-65 / 085	34.0
Pigibo N	RC1912	209409.8	43503.4	223.2	-65 / 175	97.0
Pigibo N	RC1913	209420.5	43448.0	230.8	-65 / 360	31.0
Pigibo N	RC1914	209407.6	43389.2	232.9	-65 / 180	36.0
Pigibo N	RC1915	209407.5	43323.1	221.9	-65 / 360	36.0
Pigibo N	RC1916	209416.7	43270.3	219.5	-65 / 180	31.0
Pigibo N	RC1917	209404.6	43201.7	228.6	-70 / 360	30.0
Pigibo N	RC1918	209379.5	43147.1	231.3	-70 / 180	100.0
Pigibo N	RC1919	209353.8	43103.4	234.7	-70 / 360	30.0
Pigibo N	RC1920	209330.3	43070.5	233.5	-70 / 180	30.0
Pigibo N	RC1921	209325.3	43019.5	235.3	-70 / 360	30.0
Pigibo N	RC1922	209549.0	43613.0	196.0	-71 / 085	31.0

Amounts expressed in United States dollars unless otherwise identified.

Table 4 Pigibo North, Simberi - Down hole intercepts, 0.5 g/t assay cut-off in Exploration RC holes
(intercept definition method described following Table 8)

Hole	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1880	**0.0**	**73.0**		**0.78**	**ALS_TSV**
	0.0	44.0	44.0	1.11	OX, TR, SU
RC1881	**0.0**	**73.0**		**0.42**	**ALS_TSV**
	0.0	13.0	13.0	1.35	OX
RC1882	**0.0**	**73.0**		**0.18**	**ALS_TSV**
	31.0	37.0	6.0	1.25	SU
RC1884	**0.0**	**73.0**		**0.32**	**EXLAB**
	0.0	11.0	11.0	1.13	OX
RC1885	**0.0**	**73.0**		**0.20**	**EXLAB**
	34.0	46.0	12.0	0.86	TR, SU
RC1890	**0.0**	**73.0**		**0.33**	**ALS_TSV**
	12.0	26.0	14.0	0.99	OX, TR, SU
RC1891	**0.0**	**73.0**		**0.37**	**ALS_TSV**
	0.0	19.0	19.0	1.19	OX, SU
RC1894	**0.0**	**16.0**		**1.11**	**ALS_TSV**
	0.0	15.0	15.0	1.15	OX, TR, SU
incl	***9.0***	***13.0***	***4.0***	***2.29***	***SU***
	12.0	***13.0***	***1.0***	***5.71***	***SU***
RC1895	**0.0**	**37.0**		**13.20**	**ALS_TSV**
	8.0	35.0	27.0	17.5	OX, TR, SU
incl	***13.0***	***27.0***	***14.0***	***33.2***	***OX, SU***
incl	***18.0***	***20.0***	***2.0***	***4.68***	***OX***
incl	***22.0***	***27.0***	***5.0***	***89.4***	***OX, SU***
incl	***23.0***	***26.0***	***3.0***	***146***	***OX, SU***
incl	***24.0***	***25.0***	***1.0***	***410***	***SU***
RC1901	**0.0**	**66.0**		**1.48**	**ALS_TSV**
	0.0	25.0	25.0	2.71	OX
incl	***1.0***	***6.0***	***5.0***	***7.26***	***OX***
incl	***19.0***	***25.0***	***6.0***	***2.77***	***OX***
	31.0	36.0	5.0	1.24	OX
	39.0	60.0	21.0	1.01	OX, SU

No significant intercepts were found in holes RC1879, RC1883, RC1886 to RC1889, RC1892, RC1893, RC1896 to RC1900 and RC1902 to RC1921.

Amounts expressed in United States dollars unless otherwise identified. Page | 20

Table 5 Other Prospects, Simberi – Core and RC Hole Collar Details

Deposit	Hole ID	TIG North (m)	TIG East (m)	RL (m)	Dip / Azi	Total Length (m)	Core Loss (m)
Samat	RC1876	207620.0	44354.2	144.1	-60 / 45	99.0	
Samat	RC1877	207706.7	44425.0	153.7	-60 / 45	105.0	
Samat	RC1878	207796.4	44372.6	157.2	-60 / 45	120.0	
Sorowar	SDH209	210460.2	44426.4	210.7	-71 / 45	213.8	41.00
Sorowar	SDH212	210418.5	44452.3	210.6	-60 / 46	202.4	6.10

Table 6 Other Prospects, Simberi - Down hole intercepts, 0.5 g/t assay cut-off in Exploration RC holes (intercept definition method described below Table 8)

Hole		From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1876		**0.0**	**99.0**		**0.14**	**EXLAB**
		No significant intercepts				
RC1877		**0.0**	**105.0**		**0.51**	**EXLAB**
		12.0	19.0	7.0	1.96	SU
	incl	***13.0***	***18.0***	***5.0***	***2.42***	***SU***
	incl	***17.0***	***18.0***	***1.0***	***5.30***	***SU***
		48.0	68.0	20.0	1.22	SU
	incl	***48.0***	***61.0***	***13.0***	***1.41***	***SU***
RC1878		**0.0**	**120.0**		**0.13**	**ALS_TSV**
		18.0	20.0	2.0	1.57	SU
SDH209		**0.0**	**213.8**		**0.22**	**ALS_TSV**
loss 9.0m		0.0	25.0	25.0	1.01	OX
loss 0.5m		94.0	104.0	10.0	0.48	OX
SDH212		**0.0**	**202.4**		**0.29**	**ALS_TSV**
		12.0	18.0	6.0	0.89	OX
loss 0.2m		45.0	66.0	21.0	0.88	OX

Tatau / Tabar Islands, PNG

Results were received for the last 4 core holes drilled at Mt Tiro, Tatau Island earlier in the year. Better mineralised downhole intercepts included:

- 23m @ 1.19g/t Au from 12m and 13m @ 1.22 from 110m in TTD021
- 13m @ 1.12g/t Au from 50m in TTD022
- 11m @ 1.38g/t Au from surface in TTD024

The results will be used to help plan the next phase of exploration on Tatau, while waiting for the renewal of EL609.

Amounts expressed in United States dollars unless otherwise identified. Page | 21

Table 7 Mt Trio Prospect, Tatau Prospects – Drill Hole Collar Details

Prospect / Island	Hole ID	TIG North (m)	TIG East (m)	RL (m)	Dip / Azi	Total Length (m)
Mt Tiro, Tatau	TTD021	37221.0	188379.0	292.0	-60 / 60	215.4
Mt Tiro, Tatau	TTD022	37067.3	188189.5	319.0	-60 / 187	201.0
Mt Tiro, Tatau	TTD023	37496.7	188532.2	271.0	-60 / 250	212.0
Mt Tiro, Tatau	TTD024	37101.0	188435.0	299.0	-65 / 332	200.0

Table 8 Mt Tiro Prospect, Tatau - Down hole intercepts, 0.5 g/t assay cut-off in Exploration RC holes (intercept definition method described below)

Hole	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
TTD021	**60.0**	**215.4**		**0.48**	**EXLAB**
	12.0	32.0	20.0	1.19	OX
	36.0	42.0	6.0	1.81	OX
incl	***41.0***	***42.0***	***1.0***	***5.54***	***OX***
	110.0	123.0	13.0	1.22	OX
incl	***117.0***	***120.0***	***3.0***	***2.45***	***TR***
TTD022	**0.0**	**200.1**		**0.25**	**EXLAB**
	50.0	63.0	13.0	1.12	OX, TR, SU
Total core loss =39.3m					
TTD023	**0.0**	**212.0**		**0.09**	**EXLAB**
	No significant intercepts				
TTD024	**0.0**	**200.0**		**0.21**	**EXLAB**
	0.0	11.0	11.0	1.38	OX
incl	***8.0***	***10.0***	***2.0***	***2.79***	***OX***
	106.0	108.0	2.0	3.76	SU
	178.0	183.0	5.0	1.05	SU

NOTES: Sampling, Assaying and Down Hole Intercept Calculation Methods applicable to

Amounts expressed in United States dollars unless otherwise identified. Page | 22

Table 2,Table 4,Table 6 and Table 8 above.

Broad down hole intercepts are determined using a cut-off of 0.5 g/t Au and a minimum grade*length of 5gmpt. Such intercepts may include material below cut-off but no more than 5 sequential meters of such material and except where the average drops below the cut-off. Selvage is only included where its average grade exceeds 0.5/t. Using the same criteria for included sub-grade, supplementary cut-offs, of 2.5g/t , 5.0g/t and 10g/t, are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole. No high grade cut off is applied

All samples were fully prepared at the company's on-site Sample Preparation Facility on Simberi Island. Analyses of the samples, along with approximately 15% inserted QAQC samples including field and pulp duplicates, blanks and commercial standards, were undertaken by either ALS Townsville (tagged ALS_TSV in the header) or Simberi EXLAB (tagged EXLAB), an on-site laboratory dedicated to exploration samples.

The gold assay method is either 50g Fire Assay with a 0.01g/t Au detection limit (ALS_TSV) or Aqua Regia digest of a 25g charge with a 0.02g/t Au detection limit (EXLAB). Samples, with a reported below detection grade, are assigned a grade of half the detection limit. Duplicates, inserted for QC purposes, are not averaged. Where reported, Ag grade is its weighted average over the same interval as that defined by the Au intercept. Ag is determined by ALS_TSV using an Aqua Regia digest of a 0.5g charge followed by ICP OES analysis, with a detection limit of 0.2g/t Ag.

In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade. The average grade over the length of the hole sampled is shown as a ranking guide and is calculated without any cut-off applied.

All intercepts are calculated over down hole lengths and more information is required to determine the true width.

Gold Ridge, Solomon Islands

Exploration core drilling commenced in April. Drilling is initially targeted the Charivunga Mineralised Zone, where previous operators produced significant down hole intercepts in core holes. Seven holes / 2,502 m were drilled in the June and September quarters, completing the Phase I programme. Assay results from the first 4 holes, GDC001 to GDC004, were released in August 31, 2011 (ALD Media Release: Exploration Update - Gold Ridge, Solomon Islands). Assay results were subsequently received for GDC005 and downhole intercepts found in all 5 holes are tabled below.

To date at Charivunga, gold mineralisation is identified over a strike length of 450m in a NE-trending corridor up to 250m wide. Gold mineralisation, intermittently present from surface, is most consistent and of better grade from approximately 200m to 300m below surface. Low grade mineralisation occurs with fine disseminated pyrite and marcasite in argillic alteration zones. Higher grades are mainly restricted to occasional steep dipping, thin pyritic and polymetallic quartz-carbonate veins.

Limited access required that the holes be drilled at different azimuths from two selected sites, intersecting the zone of mineralisation at different angles. Additional structural information is being acquired from the oriented core to allow the true width of each down-hole intercepts to be determined.

The Charivunga Mineralised Zone is presently open along strike in both NE and SW directions. Mineral resources are yet to be estimated from the results of drilling done in the zone.

Exploration drilling is now focussed on testing for down dip extensions of the Namachamata deposit and a nearby IP chargeability anomaly, with 2 holes GDC008, GDC009 completed and GDC010 in progress (commenced 29th September).

Amounts expressed in United States dollars unless otherwise identified. Page | 23

Table 9 Gold Ridge Exploration - Drill Hole Collar Details

Prospect	Hole ID	GR_Mine North (m)	GR_mine East (m)	RL (m)	Dip / Azi	Total Length (m)
Charivunga	GDC001	40327.7	23673.8	422.1	-60 / 173	317.5
Charivunga	GDC002	40456.7	23599.7	437.3	-60 / 116	350.5
Charivunga	GDC003	40450	23600	436.5	-60 / 149	350.0
Charivunga	GDC004	40450	23600	436.5	-65 / 180	368.8
Charivunga	GDC005	40459.9	23600.9	437.2	-60.5 / 93.5	377.9
Charivunga	GDC006	40450	23600	436.5	-65 / 180	368.9
Charivunga	GDC007	40320	23675	421.8	-65 / 180	368.9
Namachamata	GDC008	40800	23425	484	-65 / 180	338.7
Namachamata	GDC009	40600	23450	486.2	-65 / 090	350
Namachamata	GDC010	40700	23725	407.7	-65 / 270	in progress

Table 10 Gold Ridge Exploration - Down hole intercepts, 0.5 g/t assay cut-off in Exploration RC holes (intercept definition method described below)

Hole	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
GDC001	**0**	**317.5**		**0.49**	**GEN_TSV**
	19	42	23	1.43	SU
incl	***20***	***25***	***5***	***1.86***	***SU***
and	***32***	***34***	***2***	***4.48***	SU
incl	***33***	***34***	***1***	***8.84***	***SU***
and	***38***	***42***	***4***	***2.96***	SU
incl	***38***	***39***	***1***	***8.86***	***SU***
	78	100	22	1.17	SU
incl	***81***	***88***	***7***	***1.97***	***SU***
	125	145	20	0.98	SU
incl	***127***	***133***	***6***	***1.83***	***SU***
	196	222	26	1.36	SU
incl	***201***	***207***	***6***	***3.21***	***SU***
incl	***201***	***202***	***1***	***9.34***	***SU***
and	***218***	***222***	***4***	***1.33***	***SU***
GDC002	**0**	**350.5**		**1.18**	**GEN_TSV**
	48	55	7	0.96	SU
	60	68	8	1.07	SU
	92	102	10	0.6	SU
	114	115	1	96.3	SU
	130	159	29	2.5	SU
incl	***130***	***133***	***3***	***10.1***	***SU***
incl	***132***	***133***	***1***	***27.3***	***SU***
and	***137***	***142***	***5***	***1.98***	***SU***
and	***153***	***159***	***6***	***3.45***	***SU***
incl	***155***	***156***	***1***	***9.61***	***SU***
	161	170	9	0.64	SU
	187	195	8	1.48	SU
incl	***188***	***195***	***7***	***1.62***	***SU***

Amounts expressed in United States dollars unless otherwise identified. Page | 24

Hole	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
	208	216	8	0.73	SU
	239	350.5	111.5	1.38	SU
incl	*240*	*242*	*2*	*3.24*	*SU*
and	*256*	*258*	*2*	*3.45*	SU
and	*273*	*282*	*9*	*2.02*	*SU*
and	*287*	*295*	*8*	*2.29*	*SU*
and	*319*	*323*	*4*	*3.18*	SU
incl	*342*	*350.5*	*8.5*	*2.12*	SU
incl	*346*	*347*	*1*	*5.44*	*SU*
GDC003	**0**	**350**		**1.18**	**GEN_TSV**
	42	51	9	1.11	SU
incl	*43*	*51*	*8*	*1.15*	*SU*
	59	63	4	1.31	SU
	125	177	52	2.31	SU
incl	*143*	*152*	*9*	*6.42*	*SU*
incl	*143*	*149*	*6*	*8.69*	*SU*
incl	*143*	*144*	*1*	*17*	*SU*
and	*146*	*147*	*1*	*17.6*	*SU*
and	*155*	*158*	*3*	*5.4*	SU
	186	195	9	1.27	*SU*
incl	*186*	*191*	*5*	*1.7*	SU
	218	349	131	1.73	*SU*
incl	*218*	*222*	*4*	*1.78*	SU
and	*224*	*231*	*7*	*2.25*	*SU*
and	*234*	*238*	*4*	*2.91*	SU
and	*255*	*262*	*7*	*1.71*	SU
and	*268*	*277*	*9*	*3.84*	SU
incl	*270*	*272*	*2*	*8.83*	*SU*
incl	*271*	*272*	*1*	*18.7*	*SU*
and	*279*	*286*	*7*	*2.54*	*SU*
and	*288*	*291*	*3*	*3.9*	*SU*
incl	*290*	*291*	*1*	*9.7*	*SU*
and	*293*	*300*	*7*	*2*	*SU*
and	*302*	*326*	*24*	*2.23*	*SU*
incl	*310*	*311*	*1*	*6.34*	*SU*
and	*330*	*340*	*10*	*1.6*	*SU*
GDC004	**0**	**368.8**		**1.36**	**GEN_TSV**
	45	53	8	1.15	SU
Incl	*46*	*53*	*7*	*1.23*	*SU*
	108	157	49	0.98	SU
Incl	*110*	*112*	*2*	*3.13*	*SU*
And	*114*	*121*	*7*	*1.54*	SU
Incl	*115*	*120*	*5*	*1.81*	*SU*
And	*134*	*138*	*4*	*1.46*	SU
And	*147*	*157*	*10*	*1.25*	SU
Incl	*151*	*157*	*6*	*1.63*	*SU*

Amounts expressed in United States dollars unless otherwise identified. Page | 25

Hole	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
	180	225	45	1.52	SU
Incl	***185***	***191***	***6***	***1.45***	***SU***
And	***194***	***199***	***5***	***2.65***	***SU***
And	***213***	***218***	***5***	***4.48***	***SU***
Incl	***214***	***215***	***1***	***13***	***SU***
Incl	***221***	***225***	***4***	***1.63***	SU
	243	313	70	3.23	***SU***
Incl	***244***	***252***	***8***	***1.76***	SU
And	***256***	***272***	***16***	***4.55***	***SU***
Incl	***262***	***267***	***5***	***6.97***	SU
Incl	***264***	***265***	***1***	***20.5***	***SU***
Incl	***266***	***267***	***1***	***5.77***	***SU***
and	***270***	***271***	***1***	***20***	***SU***
and	***276***	***293***	***17***	***3.78***	***SU***
incl	***280***	***281***	***1***	***5.73***	***SU***
incl	***289***	***290***	***1***	***5.47***	***SU***
incl	***291***	***292***	***1***	***17.3***	***SU***
and	***297***	***313***	***16***	***4.33***	***SU***
incl	***307***	***308***	***1***	***32.2***	***SU***
	321	349	28	2.69	SU
incl	***321***	***347***	***26***	***2.85***	***SU***
incl	***321***	***327***	***6***	***5.76***	SU
and	***341***	***346***	***5***	***3.66***	***SU***
	353	368	15	2.16	***SU***
incl	***355***	***364***	***9***	***2.84***	***SU***
incl	***360***	***361***	***1***	***9.45***	SU
GDC005	**0.0**	**378.0**		**0.99**	**GEN_TSV**
	0.0	5.0	5.0	1.38	OX
	41.0	46.0	5.0	1.18	TR
	52.0	68.0	16.0	0.98	TR
	95.0	99.0	4.0	6.69	TR
incl	***96.0***	***99.0***	***3.0***	***8.68***	***TR***
incl	***98.0***	***99.0***	***1.0***	***24.3***	***TR***
	156.0	173.0	17.0	1.06	TR
incl	***156.0***	***157.0***	***1.0***	***5.75***	***TR***
	188.0	214.0	26.0	1.02	TR, SU
incl	***204.0***	***205.0***	***1.0***	***7.00***	***TR***
	230.0	233.0	3.0	2.07	TR
	281.0	302.0	21.0	1.79	OX, TR, SU
incl	***285.0***	***287.0***	***2.0***	***5.96***	***OX***
	292.0	302.0	10.0	1.88	TR, SU
incl	***295.0***	***297.0***	***2.0***	***3.98***	***TR***
	328.0	335.0	7.0	1.02	SU
	339.0	378.0	39.0	3.96	SU
incl	***351.0***	***353.0***	***2.0***	***2.77***	***SU***
and	***361.0***	***363.0***	***2.0***	***4.12***	***SU***
incl	***377.0***	***378.0***	***1.0***	***109***	***SU***

Amounts expressed in United States dollars unless otherwise identified. Page | 26

Table10 above.

NOTE: Broad down hole intercepts are determined using a cut-off of 0.5 g/t Au and a minimum grade*length of 5gmpt. Such intercepts may include material below cut-off but no more than 5 sequential meters of such material and except where the average drops below the cut-off. Selvage is only included where its average grade exceeds 0.5/t. Using the same criteria for included sub-grade, supplementary cut-offs, of 2.5g/t , 5.0g/t and 10g/t, are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole. No high grade cut off is applied.

After logging and cutting on-site, the samples were bagged and shipped by company vehicle to Intertek SI's Sample Preparation Facility in Honiara, where all samples were dried crushed and pulverised. Analyses of the samples, along with approximately 12.5% inserted QAQC samples including field duplicates, blanks and commercial standards, were undertaken by Genalysis Townsville (tagged GEN_TSV in the header).

The gold assay method is Fire Assay, using a 50g-charge with a 0.005g/t Au detection limit (Genalysis_TSV). Samples, with a reported below detection grade, are assigned a grade of half the detection limit. Duplicates, inserted for QC purposes, are not averaged. Where reported, Ag grade is its weighted average over the same interval as that defined by the Au intercept. Ag is determined by Genalysis_TSV using an Aqua Regia digest of a 0.5g charge followed by ICP OES analysis, with a detection limit of 0.2g/t Ag.

In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade. The average grade over the length of hole sampled is shown as a ranking guide and is calculated without any assay cut-off applied.
The reported intercepts are all downhole lengths and additional information would be required to estimate the true width.

Avu Avu, Solomon Islands

The Solomon Islands Ministry of Mines, Energy and Rural Electrification, issued a Letter of Intent (LoI) for its 122 km2 Avuavu Special Prospecting Licence (SPL) application on the central southern coast of Guadalcanal. The LoI grants Australian Solomon Gold (SI) Ltd a minimum 6 months to negotiate a Surface Access Agreement with local landowners, a prerequisite to the granting of full exploration rights.

The Avuavu application is based on a review of historical exploration records that report anomalous copper values in surface samples. Once access is granted, Allied plans to undertake grass roots surface exploration to confirm and subsequently delimit areas of copper anomalism.

Amounts expressed in United States dollars unless otherwise identified. Page | 27

RESULTS OF OPERATIONS

Cash position as at September 30, 2011

Allied Gold's cash position as at September 30, 2011 was $48.5 million in available cash and cash equivalents compared with $83.1 million as at June 30, 2011 and $39.2 million as at December 31, 2010.

Operating cash flow for the quarter (not including 4,341 ounces of gold at refinery on September 30, 2011) was positive $8.4 million

The reduction in cash is due primarily to expenditure on plant and equipment to support the ramping up to full production at Gold Ridge and the plant expansion at Simberi (including settlement in the September quarter of capital creditors at June 30, 2011 that resulted in a net reduction in creditors during the quarter).

Quarter ended September 30, 2011 as compared to Quarter ended September 30, 2010

The tables below summarises the key financial and operating statistics for Allied Gold's mining and processing activities for the quarter and the previous quarter:

Key financial statistic	3 months ended September 30	
	2011 $000	2010* $000
Sales revenue	54,731	21,633
Gross margin	10,571	4,182
Corporate expenses	(2,330)	(2,687)
(Loss) / Gain on (disposal) / acquisition of subsidiary	(17)	-
Foreign exchange gain / (loss)	(2,403)	(523)
Other income	393	560
Financial expenses	(2,374)	(379)
Profit for the period	**3,840**	**1,153**

*Restated as a result of adoption of functional currency effective July 1, 2011.

Note: *The current quarter includes sales revenue and gross margin for the Group's Simberi and Gold Ridge operations, whereas the September 30, 2010 quarter included results from Simberi's operations only.*

Key financial statistics		
Cashflow from operations	8,421	5,828
Cashflow from investing activities	(36,066)	(59,688)
Cashflow from financing activities	(4,250)	39,923
Net cash outflows	**(31,895)**	**(13,937)**

Key operating statistic	Unit of measure	3 months ended September 2011	3 months ended September 2010
Simberi			
Waste mined	tonnes	318,172	535,193
Ore mined	tonnes	569,049	594,497
Ore processed	tonnes	528,702	570,473
Grade	grams of gold/tonne	1.07	1.09
Recovery	%	87.20	91.30
Gold produced	ounces	15,899	18,206
Gold sold	ounces	15,337	16,935
Gold Ridge			
Waste mined	tonnes	801,430	-
Ore mined	tonnes	566,829	-
Ore processed	tonnes	459,990	-
Grade	grams of gold/tonne	1.98	-
Recovery	%	69.69	-
Gold produced	ounces	20,186	-
Gold sold	ounces	15,698	-

Results for the Quarter compared to the Previous Quarter

Allied Gold reported revenue of $54.7 million and a net profit of $3.8 million or 1.92 cents per share for the quarter ended September 30, 2011 (the "Quarter"), compared with revenue of $21.6 million and a net profit of $1.2 million or 0.67 cents per share for the prior corresponding quarter ended September 30, 2010 (the "Previous Quarter").

The results for the Quarter as compared to the Previous Quarter reflect the following:

- Gold revenue for the Quarter of $54.7 million was 153% higher than gold revenue of $21.6 million in the Previous Quarter for the following reasons:
  - For financial reporting purposes, the Gold Ridge project entered the production phase on July 1, 2011 and commenced recognising revenue in the statement of comprehensive income. The Gold Ridge project contributed approximately 50% of the revenue in the September 2011 quarter and nil in the June 2011 quarter and the September 2010 quarter.
  - Whilst Simberi's ounces sold during the Quarter were lower at 15,337ozs compared to 16,935ozs in the Previous Quarter, the gold price realised per ounce was higher at $1,751 per ounce compared to $1,224 per ounce (a favourable variance of $527 per ounce or $8.1 million in revenue).
  - The average realised gold price in the Previous Quarter is net of adjustments against revenue of $3.2 million arising from the Group's hedge book. Whilst the hedge book was paid out in February 2010, for accounting purposes the hedging losses crystallised at that time were amortised in accordance with the original maturity schedule of the hedge book. The final maturity of the hedge book at the time of its closure in February 2010 was December 31, 2010 and as such there were no further hedge accounting adjustments required for the September 2011 quarter.

- Cost of sales of $44.2 million for the quarter equates to $1,423 per ounce of gold sold compared to the Previous Quarter costs of sales of $17.5 million or $1,030 per ounce (variance of $392 per ounce or $12.2 million). Costs per ounce were higher during the quarter due to:

Amounts expressed in United States dollars unless otherwise identified. Page | 29

- Cost of goods sold per ounce at Simberi increased from $1,030 in the Previous Quarter to $1,343 per ounce in the Current Quarter. $126 per ounce is attributable to the fixed costs being apportioned over a lower number of ounces sold. The remaining $187 per ounce increase is due to increases in maintenance costs as a consequence of unseasonal rain during the quarter resulting in a deterioration of haul roads, the allocation of corporate service costs and the additional cost of coastal shipping and port charges due to Simberi's own vessel undergoing maintenance during the quarter.
- Gold Ridge was not in production in the Previous Quarter. Cost of goods sold per ounce for the Current Quarter at Gold Ridge were $1,608 per ounce, contributing to the overall increase in average cost of goods sold per ounce.
- The table below provides details of the costs of sales for the two periods by key operating costs elements:

Cost of sales	**3 months to Sept 2011 $m**	**3 months to Sept 2010* $m**
Employee expenses	(6.4)	(2.5)
Stores and other consumables	(8.1)	(3.0)
Fuel, power and water	(10.7)	(2.9)
Maintenance	(5.0)	(1.9)
Other	(11.6)	(4.3)
	(41.8)	(14.6)
Depreciation and amortisation charges	(10.9)	(4.2)
Changes in inventories and work in progress	9.5	1.9
	(43.2)	(16.9)
Royalties	(1.0)	(0.6)
Total Cost of sales	(44.2)	(17.5)

*Restated as a result of adoption of functional currency effective July 1, 2011.

Note: *The current quarter includes costs for the Group's Simberi and Gold Ridge operations, whereas the September 30, 2010 quarter included cost of sales from Simberi's operations only.*

- Corporate expenses decreased in the Quarter, compared to the Previous Quarter despite the Company increasing its corporate office presence to carry out a number of centralised functions (purchasing, human resources, information technology and training) to support its two operations. Corporate expenses incurred of $2.3 million during the Quarter compared to $2.7 million in the Previous Quarter (a variance of $0.4 million) reflect the increase in corporate recharges back to operational business units to reflect the shared service cost incurred.

- Other income for the Quarter of $0.4 million relates to interest income earned compared to $0.6 million in the Previous Quarter, due to higher cash on hand held during the previous quarter.

- Financial expenses of $2.4 million in the Quarter compared to $0.5 million in the Previous Quarter relates to the cost of funding, predominately a $35 million debt facility provided by International Finance Corporation Limited and a number of finance lease facilities. Financial expenses were also higher due to an increase in the accrual of discount on environmental provisions due to the restatement of the Gold Ridge provision for rehabilitation at 30 June 2011.

Cash and cash flows for the Quarter compared to the Previous Quarter

In the quarter, Allied Gold reported a net decrease in cash and cash equivalents of $31.9 million compared to a net decrease of $13.9 million in cash and cash equivalents in the Previous Quarter. The increased cash outflow in the Quarter was primarily due to:

- Cash from operating activities of $8.4 million in the Quarter increased compared to the Previous Quarter cash from operating activities of $5.8 million as a result of:
    - Increased receipts from customers due to increased ounces sold, primarily due to the inclusion of Gold Ridge gold sales proceeds for the first time in the September 2011 quarter, and an increased gold price being partially offset by lower Simberi gold sold and higher operating costs.
    - Inventory levels were increased at both sites from June 2011, particularly Gold Ridge; this is reflected in payments to suppliers.
    - The increased cash cost of production as noted previously.

- Cash used by investing activities decreased from $60.0 million in the Previous Quarter to $36.1 million in the Quarter due to payments to Gold Ridge suppliers and employees being shown as capital investment cash flows during the commissioning stage of the Gold Ridge Development project (Previous Quarter). During the current quarter, there was further significant investment expenditure in relation to finalising the Gold Ridge redevelopment totalling approximately $28 million, including the settlement in the September 2011 quarter of capital creditors that were outstanding at June 30, 2011, and the ongoing Simberi plant expansion and sulphide feasibility projects of approximately $0.8 million.

- Cash generated by financing activities decreased from an inflow of $39.9 million in the Previous Quarter to an outflow of $4.3 million during the current quarter. The Previous Quarter includes proceeds from the International Finance Corporation Limited loan facility of $35 million. Financing outflows in the Quarter related to repayments made under lease facilities and an insurance funding loan.

Amounts expressed in United States dollars unless otherwise identified.

Nine months ended September 30, 2011 as compared to nine months ended September 30, 2010

The tables below summarise the key financial and operating statistics for Allied's mining and processing activities for the nine months ended September 30, 2011 (**Nine Months**), the nine months ended September 30, 2010 (**Previous Nine Months**), and the year ended December 31, 2010:

Key financial statistic	9 months ended September 30 2011 $000	9 months ended September 30 2010* $000	12 months ended December 31 2010* $000
Sales revenue	101,404	58,601	80,948
Gross margin	18,289	6,626	11,433
Gains / (losses) on derivatives	-	684	684
Corporate expenses	(11,508)	(9,961)	(12,592)
Share based remuneration	(52)	(9)	1,336
Impairment of available for sale assets	-	(8)	(8)
(Loss) / gain on (disposal) / acquisition of subsidiary	(189)	39,387	39,387
Foreign exchange gain / (loss)	(2,685)	659	1,659
Other income	1,084	3,687	8,257
Financial expenses	(4,087)	(4,846)	(5,004)
(Loss)/profit for the period	**852**	**36,219**	**33,036**

*Restated as a result of adoption of functional currency effective July 1, 2011.

Note: *The nine months to September 30, 2011 includes sales revenue and gross margin for the Gold Ridge operations for the September 2011 quarter only. Prior to this sales revenue and gross margin for Gold Ridge were capitalised as assets under construction as Gold Ridge was in the development phase.*

Key financial statistics			
Cashflow from operations	22,758	(6,607)	(3,996)
Cashflow from investing activities	(96,210)	(121,140)	(172,438)
Cashflow from financing activities	88,262	37,364	47,289
Net cash inflows/(outflows)	**14,810**	**(90,383)**	**(129,145)**

Key operating statistic	Unit of measure	9 months ended September 30, 2011	9 months ended September 30, 2010	12 months ended December 31, 2010
Simberi				
Waste mined	tonnes	1,288,303	963,062	1,491,093
Ore mined	tonnes	1,597,928	1,586,239	2,241,526
Ore processed	tonnes	1,461,004	1,554,108	2,137,139
Grade	grams of gold/tonne	1.09	1.16	1.16
Recovery	%	87.9	89.0	88.9
Gold produced	ounces	44,897	51,053	69,974
Gold sold	ounces	46,376	47,526	64,147
Gold Ridge				
Waste mined	tonnes	2,457,347	-	-
Ore mined	tonnes	1,027,150	-	-
Ore processed	tonnes	931,666	-	-
Grade	grams of gold/tonne	1.59	-	-
Recovery	%	67.1	-	-
Gold produced	ounces	32,260	-	-
Gold sold	ounces	21,974*	-	-

*6,276 ounces relates to gold sold during the commissioning phase which was netted against the cost of construction.

Results for the Nine Months compared to the Previous Nine Months

Allied Gold reported revenue of $101.4 million and a net profit of $0.9 million or 0.45 cents per share for the Nine Months, compared with revenue of $58.6 million and a net profit of $36.2 million or 20.91 cents per share for the Previous Nine Months.

The results for the Nine Months as compared to the Previous Nine Months reflect the following:

- Gold sales of 62,074 ounces in the Nine Months were at an average realized price of $1,626 per ounce compared to gold sales of 47,526 ounces in the Previous Nine Months which were at an average realized price (net of hedging adjustments) of $1,231 per ounce. The current Nine Months revenue was higher due to:
  - For financial reporting purposes, the Gold Ridge project entered the production phase on July 1 and commenced recognising revenue in the income statement. The Gold Ridge project contributed approximately $27.9 million in revenue from the sale of 15,698 ounces (average realised price of $1,751 per ounce) in the Nine Months and and nil in the Previous Nine Months.
  - Simberi realized an average gold price of $1,574 per ounce on sale of 46,376 ounces during the the current nine months compared to 47,526 ounces during the previous nine months at an average realized price (net of hedging adjustments) of $1,231 per ounce.
  - Add back of non-cash adjustments in the Previous Nine Months of $8.8 million. Whilst the hedge book was paid out in February 2010, for accounting purposes the hedging losses crystallised at that time were amortised in accordance with the original maturity schedule of the hedge book. The final maturity of the hedge book at the time of its closure in February 2010 was December 31, 2010 and as such there were no further hedge accounting adjustments required in 2011.

Amounts expressed in United States dollars unless otherwise identified. Page | 33

- Cost of sales of $83.1 million for the Nine Months equates to $1,339 per ounce compared to the Previous Nine Months costs of sales of $52.0 million or $1,094 per ounce (variance of $245 per ounce or $15.2 million). Costs per ounce sold were higher during the Nine Months due to:
  - Gold Ridge starting production during the current quarter with a cost of goods sold for the quarter of $1,608 per ounce, which has increased the average cost of goods sold. The higher than forecast LOM average costs in the current period primarily reflect the impact of spreading fixed costs over a lower number of ounces produced.
  - Simberi ounces sold are comparable between the two nine month periods however the cost of goods sold has increased from $1,094 per ounce to $1,294 per ounce due to increased fuel and power generation expenditure as a consequence of higher world crude oil prices, increased charge back of corporate shared services expenditure during the current nine months, the adverse impact on USD cash costs of a strengthening of the AUD and the PGK against the USD and higher deprecation and amortisation reflecting the Group's investment in plant, property and equipment including mobile equipment under finance leases.

- The Company has increased its corporate presence to carry out a number of centralised functions (purchasing, human resources, information technology and training) to support its two operations. Corporate expenses incurred of $11.5 million during the Nine Months compared to $10.0 million in the Previous Nine Months (a negative variance of $1.5 million) were due to expenditure associated with the Schemes of Arrangement and the Company moving to the main board of the London Stock Exchange.

- The Previous Nine Months' results include $39.4 million as a gain on acquisition in relation to the purchase of Australian Solomons Gold Limited ("ASG"). ASG was the ultimate parent entity of the group that owned the Gold Ridge project prior to purchase by Allied Gold Limited.

- Other income for the Nine Months of $1.1 million relates predominately to interest income earned compared to $3.9 million in the Previous Nine Months, due to much higher cash on hand held during the Previous Nine Months. Previous Nine Months income also includes a gain on disposal of investment of $1.1 million.

Cash and cash flows for the Nine Months compared to the Previous Nine Months

In the Nine Months, Allied Gold reported a net increase in cash and cash equivalents of $14.8 million compared to a net decrease in cash and cash equivalents of $90.4 million in the previous Nine Months. The cash movements during this period were primarily due to:

- Cash generated from operating activities of $22.8 million in the Nine Months compared to a cash outflow in the Previous Nine Months of $6.6 million attributed to:
  - Payments made to close out the hedge book in the Previous Nine Months of $19.1 million.
  - The increase in receipts from gold sales of $40 million as a result of sale of 15,698 ounces from the Gold Ridge Operations contributing $28 million of the increase, no Simberi hedgebook adjustment ($9 million) and a higher average gold price realised in the current nine months was partially offset by the increase in payments to suppliers and employees of $29 million mainly due to higher operating expenditure and due to the costs associated with moving to the main board of the London Stock Exchange.

- Proceeds from equity raisings of $95.6 million (net of capital raising costs) in the Nine Months compared to $43.3 million debt finance in the Previous Nine Months.

- Cash used by investing activities decreased from $121.1 million in the Previous Nine Months to $96.2 million in the Nine Months due primarily to capital expenditure on property, plant and equipment in relation to Gold Ridge Project which commenced in April 2010. The project entered the production phase on July 1, 2011.

Amounts expressed in United States dollars unless otherwise identified. Page | 34

Liquidity and Capital Resources

	September 30 2011 US$ 000	December 31 2010* US$000
Assets		
Cash and cash equivalents	48,548	39,194
Trade and other receivables and other assets	7,975	6,006
Inventories	71,749	22,911
Non-Current Assets	505,588	432,009
Total Assets	**633,860**	**500,120**
Liabilities		
Current Liabilities	87,387	29,075
Non-Current Liabilities	33,294	56,574
Total Liabilities	**120,681**	**85,649**
Net Assets	**513,179**	**414,471**
Working Capital (excludes Non Current Assets and Liabilities)	**40,885**	**39,036**

*Restated as a result of adoption of functional currency effective July 1, 2011.

Cash and Cash equivalents

Allied Gold's cash position as at September 30, 2011 was $48.5 million in available cash and cash equivalents, compared with $83.1 million as at June 30, 2011 and $39.2 million as at December 31, 2010. The increase to June was primarily attributable to completion of a $95.6 million (net of transaction fees) placement in April 2011 of new ordinary shares in the former holding company Allied Gold Limited to institutional and sophisticated investors. The decrease to September 30 is due to expenditure on capital equipment at both Gold Ridge and Simberi.

The Company will continue to monitor cash resources against expenditure forecasts associated with implementation of the Company's development to assess financing requirements.

Working Capital position

As at 30 September 2011, Allied's current assets exceeded its current liabilities by $41 million (December 2010: current assets exceeded its current liabilities by $39 million).

Inventories

Inventory balance of $71.8 million at 30 September 2011 comprises the following:

- Gold inventories of $18.0 million at Simberi and $15.8 million at Gold Ridge.

- Parts and consumables inventories totaling $13.2 million at Simberi and $24.8 million at Gold Ridge. The Gold Ridge consumables inventory was included in Assets under construction in December 2010 and was reclassified to current assets in March 2011, as the project moved from construction to operations. The September 2011 balance for Gold Ridge is higher as part of the build up in inventories during the ramping up to full production and a temporary build up in critical consumables inventories in anticipation of the seasonal congestion that occurs in the Group's supply chain over the Christmas / New Year period.

Property, plant and equipment
Increase during the nine months to September 2011 was due to approximately $25 million capital expenditure on Simberi and $82 million spent on the Gold Ridge redevelopment (amounts prior to June 30, 2011 are converted to USD at functional currency rate). This was partially offset by depreciation charges for the period.

Trade and other payables
Included in current liabilities is trade and other payables of $40.9 million (December 2010: $15.4 million). The increase in trade and other payables from December 2010 to September 2011 reflects a higher underlying trade creditors balances now that the Group has two operating mines in its portfolio. In addition trade creditors at September 30 reflects the impact of higher than normal purchasing activity as the Gold Ridge site builds its inventories as ramp up to full operating capacity continues.

Borrowings
Total borrowings of $55.9 million include finance lease facilities and interest bearing loans. Finance lease liability relates to facilities provided for mining equipment by Bank of South Pacific Limited ("BSP"), Caterpillar Finance ("Caterpillar") and Atlas Copco Finance Pty Ltd ("ACF"). The BSP and Caterpillar leases are secured by a fixed and floating charge over the assets of Simberi Gold Mining Limited and by a guarantee provided by a related entity within the group. The ACF lease is secured by a charge over the leased equipment and by a guarantee provided by a related entity within the group. The facilities were fully drawn as at reporting date.

Interest bearing loans relate to a $35 million facility provided to the Group by the International Finance Corporation Limited. The facility is secured by a fixed and floating charge over the assets of Gold Ridge Mining Limited and by a guarantee provided by Allied Gold Limited. The loan has been classified as current as the Company has announced its intention to repay this debt within the next 12 months. The funds drawn down have been utilized to meet capital expenditure incurred as part of the redevelopment of the Gold Ridge Project.

Provisions
During the period the Group engaged an independent consultant to prepare a revised estimate of the cost of rehabilitating and restoring the environmental disturbance at the Gold Ridge Project. Based on the independent consultant's report and a discount rate of 13%, the provision for rehabilitation and restoration for the Gold Ridge Project was increased by $11 million as at June 30 2011. The increase in provisions also includes unwinding of the present value discount on the Group's environmental provisions.

Finance Activities, Liquidity and Capital Resources

Allied Gold's cash position as at September 30, 2011 consists of $48.5 million in available cash and cash equivalents. In addition the Group had 4,341 ounces of gold at refinery at September 30, 2011.

During the past three years, the Company has principally funded its activities through equity raisings. The Company raised $171.2 million in December 2009 and a further $100 million in April 2011 through placements of new ordinary shares to institutional and sophisticated investors to improve Simberi's operational efficiency and expand Simberi production and working capital and to redevelop the Gold Ridge mine.

The Company's financial commitments and contingent liabilities are generally limited to controllable expenditures at the Simberi Project and the Gold Ridge Redevelopment Project. The company's material financial commitments and contingent liabilities as of September 30, 2011 are as follows:

- Leases for office premises, operating leases for various plant and machinery and payments for the charter of aircraft under non-cancellable operating leases expiring within 1 to 7 years, in the amount of $3.5 million.

Amounts expressed in United States dollars unless otherwise identified. Page | 36

- Commitments in relation to finance leases for the hire of mining equipment expiring within 1 to 5 years, in the amount of $22 million.
- Capital expenditure commitments of $5.0 million for the Gold Ridge Project, $6 million on the Simberi Plant expansion and $0.3 million on the Oxide Feasibility Study.

The above commitments are to be funded through the capital raised as noted previously and operating cash flows generated from the Simberi and Gold Ridge Projects.

Summary of Quarterly Results

Consolidated		30 Sep 11	30 Jun 11	31 Mar 11	31 Dec 10	30 Sep 10	30 Jun 10	31 Mar 10	31 Dec 09
*Financial metrics**									
Revenue	$m	54.7	23.0	23.6	22.3	21.6	21.0	16.0	17.2
Income / (loss) for the Quarter	$m	3.8	(4.6)	1.6	8.9	1.2	38.8	(3.7)	(16.4)
*Operational metrics***									
Ore mined	tonnes	1,135,878	898,950	590,250	735,916	594,497	552,420	439,322	495,121
Ore processed	tonnes	988,692	980,025	423,773	583,031	570,473	544,317	439,318	482,865
Gold produced	ounces	36,085	28,344	12,728	18,921	18,206	18,109	14,738	17,456
Gold sold	ounces	31,034	21,281	16,034	16,621	16,935	16,526	14,065	17,971

* The June 11 quarter was a commissioning quarter for the Gold Ridge operations and all production costs were capitalized, net of any revenue that was generated from gold sales and hence not included in the financial metrics.
**includes Gold Ridge from March 2011 quarter.

The three months ended September 30, 2009 was the first Quarter in respect of which Allied (being Allied Gold Mining Plc or its predecessor holding company Allied Gold Limited) was required to file a Quarterly report as a reporting issuer.

The following are the key factors that have impacted the Quarterly performance for the periods presented in the above table:

- The loss of $4.6 million for the three months to June 30, 2011 mostly relates to the Group restructure associated with the Company moving to the Main Market of the LSE ($4 million) and higher cost of sales from Simberi operations at $1,206 per ounce due to deferred March quarter 2011 costs that were included in gold and ore stocks as a consequence of the shutdown of the Simberi processing operations in March 2011. Simberi operations produced 18,131 ounces and Gold Ridge operations producing 10,213 ounces for the June quarter. The June quarter was a commissioning quarter for the Gold Ridge operations, and as previously advised, all production costs were capitalized, net of any revenue that was generated from gold sales (and hence not included in the financial metrics above). Gold Ridge commenced recognizing revenue and production costs into the statement of comprehensive income effective from July 1, 2011.
- The three months ended March 31, 2011 showed lower production than the preceding quarters due to approximately four weeks of lost production as a result of repairs being carried out on tailings mixing tank and additional monitoring and bundling of the tailings mixing tank disposal system at the Simberi operations.

- The three months ended December 31, 2010 included a gain of $4.3 million on the extinguishment of a liability for less than its book value and a $1.6 million writeback of share based remuneration expense in relation to Executive options that were cancelled due to performance based vesting conditions attached to those options not being satisfied.
- The three months ended June 30, 2010 included a $39.4 million gain on the acquisition of Australian Solomons Gold ("ASG"). If this gain is excluded, the loss for the three months was $3.2 million.
- The three months ended March 31, 2010 showed significantly lower production than the preceding and succeeding quarters due to approximately four direct lost days of production and a further period of sub capacity as a result of an illegal cease work order which directly impacted gold production for the quarter and the loss of a further eight days production during the quarter resulting from a structural mechanical failure of the scrubber trommel processing equipment at the Simberi operations.
- The three months ended December 31, 2009 included share based remuneration expense of $6.5 million and expenses totalling $1.6 million that were incurred in relation to the acquisition of ASG. If these amounts are excluded the loss for the three months was $7.6 million.

Financial and Other Instruments

In the normal course of its operations, Allied is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. In order to manage these risks, the company may enter into transactions which make use of both on and off balance sheet derivatives. Allied Gold does not acquire, hold or issue derivatives for trading purposes. The company's management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by: (i) safeguarding the Company's core earnings stream from its major assets through the effective control and management of financial risk; (ii) effective and efficient usage of credit facilities through the adoption of reliable liquidity management planning and procedures; and (iii) ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

In order to protect against the impact of falling gold prices, the company may enter into hedging transactions which provide a minimum price to cover non-discretionary operating expenses, repayments due under the company's financing facilities and sustaining capital. As at September 30, 2011 the Group was unhedged in respect of gold prices.

The company operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina, Solomon Islands dollar and the Australian dollar. In April 2011, the Company entered into a forward contract to purchase US$37 million at an exchange rate of A$/US$1.0645 to be settled in November 2011. The contract was entered to hedge Allied's exposure to currency risk on the planned early payment of its USD denominated International Finance Corporation Limited loan utilizing Australian dollar proceeds from the April 2011 equity raising. At the reporting date the exchange rate was A$/US$0.9669 giving rise to an unrealized gain of $3.3 million.

The company has exposure to interest rate risk on its borrowings from International Finance Corporation and interest earnings on cash deposits. No hedging programs were implemented by the company to manage interest rate risk during the quarter or the Nine Months.

The company is exposed to equity securities price risk arising from investments classified on the balance sheet as available for sale. Investments in equity securities are approved by the Board on a case-by-case basis. The majority of the Company's available for sale equity investments are in junior resource companies listed on the ASX.

Amounts expressed in United States dollars unless otherwise identified. Page | 38

The company is exposed to counterparty risk being the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the company. The company does not generally obtain collateral or other security to support financial instruments subject to credit risk, but adopts a policy of only dealing with credit worthy counterparties. Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days. Counterparty risk under derivative financial instruments is to reputable banking institutions. All significant cash balances are on deposit with banking institutions that are members of highly rated major Australian banking groups. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

The company's liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The company manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the company has the ability to access required funding.

Off-Balance Sheet Arrangements

The company had no off-balance sheet arrangements as at September 30, 2011.

Related Party Transactions

Remuneration (including fees and the issue of share options) was paid or is payable to the directors of the Company in the normal course of business. In addition, the company had the following related party transactions during the quarter:

- Mr. Caruso is a director and shareholder of Mine Site Construction Services Pty Ltd., which provides the Group with various services, the supply or procurement on behalf of the Group of goods and services and the provision of operating personnel. There were no amounts paid or payable to Mine Site Construction Services Pty Ltd. in relation to the supply of equipment and materials in the quarter and A$62,268 in the Previous Quarter.

Director options and shareholdings

The table below provides summary movements in Directors' holding of shares and options in the nine months ended September 30, 2011.

Options

	Balance at start of period[(1)]	Granted as remuneration	Exercised	Lapsed	Balance at end of the period	Vested and exercisable
M Caruso	4,812,499	-	-	-	4,812,499	4,312,499
S Harvey	-	249,999	-	-	249,999	166,666
M House	249,999	-	-	-	249,999	166,666
A Lowrie	291,666	-	-	-	291,666	208,333
G Steemson[(2)]	291,666	-	-	-	291,666	208,333
F Terranova	2,583,332	-	-	-	2,583,332	2,374,999
	8,229,162	249,999	-	-	8,479,161	7,437,496

1. Adjusted for 1 for 6 share consolidation which was undertaken on June 30, 2011 as part of the Option Scheme Arrangement as approved by shareholders on June 6, 2011.

   On June 30 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at June 30, 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the ("Official List") of the London Stock Exchange PLC ("LSE") and commenced trading the LSE's main market for listed securities (Main Market") on June 30, 2011. At admission, Allied Gold Mining PLC had issued capital of 199,755,017 shares and 10,172,904 options on issue.

2. Mr. Steemson resigned from his position as a director on August 12, 2011. Movements are shown to the date at which he ceased to be a director.

3. In the period between September 30 and the date of this MD&A a total of 1,992,498 options were exercised by Directors excluding Mr Steemson.

The terms and conditions of the grant made during the nine months ended September 30, 2011 are as follows:

Non Executive Director Options issued 20 June 2011

During the June quarter, 249,999 unlisted options (adjusted for the 1 for 6 share consolidation) were issued to Mr. Harvey having received shareholder approval at the Extraordinary General Meeting on June 6, 2011.

	No vesting conditions	Vesting condition[1]
Fair value at grant date	A$0.04424	A$0.00884
Exercise price	$0.50	$0.50
Grant date	20/06/2011	20/06/2011
Expiry date	31/12/2011	31/12/2011
Share price at grant date	$0.505	$0.505
Expected price volatility of shares	25%	25%
Expected dividend yield	0%	0%
Risk free interest rate	4.8%	4.8%
Probability discount applied in relation to vesting conditions	0%	80%
Number of options	1,000,000	500,000

Amounts expressed in United States dollars unless otherwise identified. Page | 40

The basis for valuation is as per the grant date. On June 30 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group and Allied Gold Limited's shares and options on issue were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Details of options issued pursuant to implementation of Option Schemes Arrangements were:

	No vesting conditions	Vesting condition [1]
Number of options	166,666	83,333
Exercise price	£1.80	£1.80

[1] At the time of issue the vesting condition was that, options may not vest until the ordinary share price of the Allied Gold Limited's shares is greater than A$0.70 for five consecutive days after the date of grant. Under the option scheme approved by shareholders on June 6, 2011 the vesting condition is that, options may not vest until the ordinary share price of Allied Gold PLC's shares is greater than £2.56 on five consecutive days after the date of grant.

Shares

	Balance at start of period [(1)]	Received as remuneration	Options exercised	Balance at end of the period
M Caruso	1,280,864	-	-	1,280,864
S Harvey	33,333	-	-	33,333
M House	1,666	-	-	1,666
A Lowrie	272,577	-	-	272,577
G Steemson[(2)]	183,333	-	-	183,333
F Terranova	166	-	-	166
	1,771,939	-	-	1,771,939

[(1)] Adjusted for 1 for 6 share consolidation which was undertaken on June 30, 2011 as part of the Option Scheme Arrangement as approved by shareholders on June 6, 2011.

On June 30 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at June 30, 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the ("Official List") of the London Stock Exchange PLC ("LSE") and commenced trading the LSE's main market for listed securities (Main Market") on June 30, 2011. At admission, Allied Gold Mining PLC had issued capital of 199,755,017 shares and 10,172,904 options on issue.

[(2)] Mr. Steemson resigned from his position as a director on August 12, 2011. Movements are shown to the date at which he ceased to be a director.

Amounts expressed in United States dollars unless otherwise identified.

Significant Accounting Policies and Estimates

Changes in accounting policies

The accounting policies applied by the Group in this interim consolidated financial report are the same as those applied by the Group's audited financial statements for six months ended December 31, 2010 as included in the Allied Gold Mining PLC Prospectus dated June 17, 2011 except for the following:

Merger accounting

The accounting treatment in relation to the addition of Allied Gold Mining PLC as a new UK holding company of the Group falls outside the scope of the *International Financial Reporting Standards 3-Business Combination*. The Share Scheme arrangement constitutes a combination of entities under common control as Allied Gold PLC was not a business in accordance with the standard at the time that the Share Scheme became effective. The relative rights of the shareholders remain unaltered post transaction.

Paragraph 10 of *International Accounting Standards 8-Accounting Policies, Changes in Accounting Estimates and Errors* requires management to use its judgment in developing and applying a policy that is relevant, reliable, represents faithfully the transaction, reflects the economic substance of the transaction, is neutral, is prudent, and is complete in all material respects when selecting the appropriate methodology for the consolidation accounting.

Paragraph 13 of the *Financial Reporting Standard 6 ("FRS")- Acquisitions and Mergers (UK)* permits merger accounting as a result of a group reconstruction when an addition of a new parent company does not alter the relative rights of the shareholders and facilitated entirely by a share for share exchange.

Management believes that it has met the criteria as defined by paragraph 13 of FRS-6 and treated the insertion of Allied Gold Mining PLC as a group reconstruction and have applied the FRS-6 merger accounting principles to prepare the interim consolidated financial statements and treated the reconstructed group as if it had always been in existence.

The consolidated interim financial statements of Allied Gold Mining PLC has been prepared as if the Company had always been the holding company of the Group and as such the results for the three and nine months to September 2011 including comparatives results are of the Allied Gold Limited consolidated group.

Functional currency

Prior to June 30, 2011 the functional currency of the Allied Gold Group was Australian dollars. Allied Gold Mining PLC reported its June 30, 2011 interim consolidated results using United States dollars as its presentation currency.

As part of the transition to a United Kingdom (UK) incorporated Company and being listed on the London Stock Exchange (LSE), Toronto Stock Exchange (TSX) and Australian Securities Exchange (ASX), the Company reassessed its functional currency for financial reporting purposes. As an international gold producer, explorer and developer, the currency of the primary economic environment in which the Company operates is United States dollars as it is the currency of the global economy. As of July 1, 2011, the Company and each of its subsidiaries have adopted the United States ($) dollars as their functional currency.

Amounts expressed in United States dollars unless otherwise identified. Page | 42

IAS 21 requires that "*The effect of a change in functional currency is accounted for prospectively. In other words, an entity translates all items into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical cost.*"

The Company adopted the change in functional currency as at July 1, 2011. The functional currency rate applied was US$/A$ 1.0742, hence all statement of financial position and statement of comprehensive income items previously reported in Australian dollars (being the former functional currency) as at and for the periods up to and including June 30, 2011 were translated into US$ using an exchange rate of 1.0742.

Allied Gold PLC reported its results for the six months to June 30, 2011 using United States dollars as its presentation currency and in doing so translated items included in the statement of comprehensive income into US$ at the average exchange rate for the relevant quarter The table below highlights the significant differences arising from the use of different exchange rates for for translation into the US$presentation currency as at June 30, 2011 and to account for the adoption of the US$ as the functional currency effective July 1, 2011.

	6 Months to June 30, 2011		
	Presentation currency basis of translation	Functional currency basis of translation	Difference
	$000	$000	$000
Statement of Comprehensive Income			
Revenue	44,712	46,673	1,961
Cost of sales	(37,421)	(38,954)	(1,533)
Gross profit	7,291	7,719	428
Other expenses	(10,355)	(10,707)	(352)
Loss for the period after tax	**(3,064)**	**(2,988)**	**76**

Statement of Financial Position	**As at 30 June 2011**		
Cash and cash equivalents	83,076	83,076	-
Other current assets	59,709	59,487	(222)
Non- current assets	501,018	499,159	(1,859)
Current liabilities	103,268	102,885	383
Non- current liabilities	33,897	33,771	126
Net Assets	**506,638**	**505,066**	**(1,572)**
Contributed equity	423,060	493,241	70,181
Reserves	18,239	22,261	4,022
Foreign currency translation reserve	74,544	(820)	(75,364)
Accumulated losses	(9,205)	(9,616)	(411)
Total Equity	**506,638**	**505,066**	**(1,572)**

Significant estimates and judgements

The preparation of the interim consolidated financial report in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

In preparing this interim consolidated financial report, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited financial statements for six months ended December 31, 2010 as included in the Allied Gold Mining PLC Prospectus dated June 17, 2011.

Exploration and Evaluation Expenditure

Exploration and evaluation expenditure comprises costs that are directly attributable to researching and analysing existing exploration data, conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and/or compiling prefeasibility and feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.

Exploration and evaluation expenditure (including amortisation of capitalised license costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

- The exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or

- At the balance sheet date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

- Capitalized exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset. As the asset is not available for use, it is not depreciated. All capitalized exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the income statement

- Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalised) are classified as investing activities in the cash flow statement.

Development Expenditure

When proved reserves are determined and development is justified, capitalised exploration and evaluation expenditure is reclassified as "Other Mineral Assets", and is disclosed as a component of property, plant and equipment. Development expenditure is capitalised and classified as "Other Mineral Assets". The asset is not depreciated until construction is completed and the asset is available for use.

Outstanding Securities Data

At September 30, the Company has issued and outstanding an aggregate of 199,761,267 ordinary shares and 10,166,654 options to acquire ordinary shares. Details of movements in Company's outstanding options during the nine months ended September 30, 2011 are as follows:

Exercise Price[1]	Maturity	Options outstanding at 1 January 2011[1]	Options issued[1]	Options expired or cancelled[1]	Options exercised	Options outstanding at 30 September 2011[1]	Vested[1]	Unvested[1](2)
£1.26	31/10/2011	2,483,328	-	(68,750)	(6,250)	2,408,328	1,687,500	720,828
£1.26	30/11/2011	2,062,498	-	-	-	2,062,498	1,395,832	666,666
£1.26	31/12/2011	249,999	-	-	-	249,999	166,666	83,333
£1.80	31/12/2013	4,999,999	-	-	-	4,999,999	4,999,999	-
£1.80	31/12/2013	195,831	-	-	-	195,831	195,831	-
£1.80	31/12/2011	-	249,999	-	-	249,999	166,666	83,333
		9,991,655	**249,999**	**(68,750)**	**(6,250)**	**10,166,654**	**8,612,494**	**1,554,160**

1. Adjusted for 1 for 6 share consolidation which was undertaken on June 30, 2011 as part of the Option Scheme Arrangement as approved by shareholders on June 6, 2011.

   On June 30 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at June 30, 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the ("Official List") of the London Stock Exchange PLC ("LSE") and commenced trading the LSE's main market for listed securities (Main Market") on June 30, 2011. At admission, Allied Gold Mining PLC had issued capital of 199,755,017 shares and 10,172,904 options on issue.

2. Unvested options will vest upon the share price trading at or above £2.56 on 5 consecutive trading days.

3. Each option is convertible into one ordinary share in the Company when exercised. Options do not participate in dividends and do not give holders voting rights.

4. In the period between 30 September and the date of this MD&A a total of 2,979,164 shares were issued pursuant to the exercise of options with an exercise price of £1.26 maturing prior to December 31, 2011.

Amounts expressed in United States dollars unless otherwise identified. Page | 45

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company is continuing to review and develop appropriate disclosure controls and procedures and internal controls over financial reporting for the nature and size of the Company's business.

Disclosure Controls and Procedures

The Company's disclosure controls and procedures ("**DCP**") are designed to provide reasonable assurance that all relevant information is communicated to the Company's senior management to allow timely decisions regarding disclosure. Access to material information regarding the Company is facilitated by the small size of the Company's senior management team and workforce. The Company is continuing to develop appropriate DCP for the nature and size of the Company's business.

Internal Controls over Financial Reporting

Internal controls over financial reporting ("ICFR") are designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements in compliance with Australian IFRS. The Board is responsible for ensuring that management fulfills its responsibilities in this regard. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements. The Chief Executive Officer and Chief Financial Officer, with participation of the Company's management, have concluded that there were no material weaknesses at the end of the Quarter or changes to the Company's internal controls during the Quarter which have materially affected, or are considered to be reasonably likely to materially affect, the Company's ICFR.

Limitations of Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any DCP or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Risk factors

The Company is subject to a number of risk factors could adversely affect the Company's future business, operations and financial condition. For a discussion of risk factors which could affect the Company, see the Company's Annual Information Form available at www.sedar.com and "Risk Factors" and in the Company's Prospectus dated June 17, 2011 under the section entitled "Risk Factors".

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains "forward-looking statements" which may include, but are not limited to, statements with respect to the future financial or operating performance of Allied Gold, its subsidiaries and their projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Allied Gold and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed in the section entitled "Risk Factors" in this short form prospectus and the documents incorporated by reference herein. Although Allied Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made based on the opinions and estimates of management as at the date the statements are made, and Allied Gold disclaims any obligation to update any forward-looking statements except as required by law, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Qualified Person

The Technical and Scientific information contained in this news release was reviewed by Mr Colin Ross Hastings, MSc, BSc Geology, M.Aus.I.M.M., Allied's General Manager Resource Development and the Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators responsible for the development programs. Additionally Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves" Mr Hastings consents to the inclusion of the information contained in this release in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to Mineral Exploration results, together with any related assessments and interpretations, have been verified by and approved for release by Mr P R Davies, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Davies has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Davies consents to the inclusion of the information contained in this release in the form and context in which it appears. Mr Davies is also a qualified person as defined by Canadian National Instrument 43-101.

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Exploration results and Mineral Resources, together with any related assessments and interpretations, have been verified by and approved for release by Mr P R Davies, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Davies has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Davies consents to the inclusion of the information contained in this release in the form and context in which it appears. Mr. Davies is also a Qualified Person as defined by Canadian National Instrument 43-101.

Glossary of terms used in the Announcement:

A **'Mineral Resource'** is a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An **'Inferred Mineral Resource'** is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

An **'Indicated Mineral Resource'** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

A **'Measured Mineral Resource'** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

Tonnage - An expression of the amount of material of interest irrespective of the units of measurement (which should be stated when figures are reported)

Grade - Any physical or chemical measurement of the characteristics of the Analysis (Value) material of interest in samples or product

Cut off grade - The lowest grade, or quality, of mineralised material that qualifies as economically mineable and available in a given deposit. May be defined on the basis of economic evaluation, or on physical or chemical attributes that define an acceptable product specification.

Mineralisation - Any single mineral or combination of minerals occurring in a mass, or deposit, of economic interest.

Assay – The proportion of a particular metal (eg Au and Ag) in a sample derived by laboratory analytical techniques.
Analysis limits of detection for Au is <0.01 g/t. Au assays are determined by a 50gm fire assay and an AAS (Atomic Adsorption Spectrometry) finish. Any interval recorded as being below detection has been recorded in the database as having a grade of half the detection limit, which in this case is 0.005 g/t. The Ag detection limit is 0.2g/t, and is derived from a 0.5g charge Aquaregia digest, with assay via ICP (Induced Coupled Plasma) AES.

Mineralisation types are:

Oxide - extremely weathered material (cyanide leach recoveries > 90%), 0.5 g/t Au cutoff

Transitional – distinctly weathered material (cyanide leach recoveries 50-90%), 0.5 g/t Au cutoff

Amounts expressed in United States dollars unless otherwise identified. Page | 49

Sulphide - Slightly weathered to fresh material (cyanide leach recoveries generally <50%), 0.5 or 1.0 g/t Au cutoff

Ounce – 1 troy ounce = 31.10348 grams

Tonnes - Are estimated on a dry basis and defined as a measurement of mass equal to 1000kg which is equivalent to 2204.622 pounds.

Tuff - A rock composed of pyroclastic materials that have been ejected from a volcano. In many instances these fragments are still hot when they land, producing a "welded" rock mass.

Mineral Resource estimate – An estimate of tonnage and grade (mineral content) of a deposit by a variety of techniques including geometrical classical methods and or geostatistical methods.

Mt – Million Tonnes

Moz – Million Ounces

Andesite - A fine-grained, extrusive igneous rock composed mainly of plagioclase with other minerals such as hornblende, pyroxene and biotite.

Ordinary kriging (OK) - is a geostatistical approach to modeling. Instead of weighting nearby data points by some power of their inverted distance, OK relies on the spatial correlation structure of the data to determine the weighting values. This is a more rigorous approach to modeling, as correlation between data points determines the estimated value at an unsampled point.

ALLIED GOLD MINING PLC

Incorporated in England and Wales
Registered Number 7553802

ALLIED GOLD FINANCIALS AND MD&A FOR QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2011

Following the announcement of the production update for the quarter and nine months ended 30 September on 31 October 2011, Allied Gold Mining Plc ("Allied" or "the Company") is pleased to announce its Financials and Management Discussion and Analysis (MD&A") for the same period.

This Interim MD&A has been prepared solely to provide additional information to shareholders as a body to meet the relevant requirements of the UK Listing Authority's Disclosure and Transparency Rules and should not be relied on by any other party or for any other purpose.

The financials are below and the MD&A has been released simultaneously.

For further information please contact:

Allied Gold Mining Plc (Investor and Media) - Simon Jemison,
+61 418 853 922

RBC Capital Markets (Joint Corporate Brokers) - Stephen Foss / Matthew Coakes / Daniel Conti
+44 (0) 207 653 4000

Oriel Securities (Joint Corporate Brokers) - Jonathan Walker / Michael Shaw / Ashton Clanfield
+44 (0) 207 710 7600

Buchanan (Financial PR Advisor) - Bobby Morse / Charles O'Brien / Katharine Sutton
+44 (0) 207 466 5000

ABOUT ALLIED GOLD MINING PLC

Allied Gold is a Pacific Rim gold producer, developer and exploration company listed on the London Stock Exchange's Main Market (ALD), Toronto Stock Exchange (ALD) and the Australian Securities Exchange (ALD).

It owns 100% of the Simberi gold project, located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG, and has a 100% interest in Gold Ridge gold project, located on Guadalcanal Island in the Solomon Islands.

ALLIED GOLD MINING PLC

INTERIM CONSOLIDATED FINANCIAL REPORT FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

All amounts are in United States dollars unless otherwise stated.

These interim consolidated financial reports of Allied Gold Mining PLC for the three and nine months ended September 30, 2011 have been prepared by and are the responsibility of the Company's management. The financial reports have been approved for release by the Company's Audit, Risk and Compliance Committee. The amounts presented in these financial reports for the three and nine months to September 30, 2011 have not been subject to review or audit by the Company's auditor.

The amounts in the interim consolidation financial report have been rounded to the nearest thousand dollars unless otherwise stated.

Directors' report

Your directors submit the consolidated interim financial report of Allied Gold Mining PLC (the "Company") and its controlled entities (together referred to as "the Group") for the three and nine months ended September 30, 2011.

Allied Gold Mining PLC was incorporated in the United Kingdom on March 7, 2011 and the principal legislation under which it operates is the Companies Act 2006 (United Kingdom ("UK")).

On June 30, 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's (being the previous holding company of the Allied Group) shares and options on issue as at June 30, 2011 were exchanged on a six for one basis for Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the London Stock Exchange PLC ("LSE") and commenced trading on LSE's main market for listed securities ("Main Market") on June 30, 2011. At admission, Allied Gold Mining PLC had issued capital of 199,755,017 shares and had 10,172,904 options on issue.

The company's securities are also traded on the Australian Securities Exchange and the Toronto Stock Exchange.

The Company's annual balance date is December 31. The interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS). To provide greater consistency with reporting by other mining companies listed on the Main Market, and as an international gold producer, explorer and developer with two operating mines, Allied Gold Group has adopted United States ($) dollars as its functional currency as of July 1, 2011 and the results in this report are in United States dollars unless stated otherwise. Please refer to Note 1 of this report for a summary significant accounting policies adopted in the preparation of this financial report, including the application of merger accounting.

Directors

The Directors of the Company in office during or since the start of the nine-months to the date of this report were:

- Mr Mark V Caruso
  (Appointed Non-Executive Chairman on June 30, 2011-formerly Executive Chairman and Chief Executive Officer).
- Mr Frank Terranova
  (Appointed Chief Executive Officer and Managing Director on June 30, 2011- formerly Executive Director and Chief Financial Officer).
- Mr Sean Harvey
- Mr Monty House
- Mr Anthony Lowrie
- Mr Gregory H Steemson (resigned August 16, 2011)

Results

The consolidated profit after providing for income tax for the three and nine months to September 30, 2011 was $3.8 million and $0.9 million respectively (three and nine months to September 30, 2010: $1.2 million and $36.2 million respectively).

Dividends

No dividends were paid or declared during or in respect of the nine months ended September 30, 2011.

Directors' report (continued)

Business review

Set out below is a summary of the key developments in the Company's operations during the quarter. A more detailed analysis of the Compnay's results of operations and cash flows is presented in the Company's Management Discussion and Analysis for the period ended 30 September 2011.

Corporate

As at September 30, 2011 the Group had a cash balance of $48.5 million (not including 4,095 ounces of gold at refinery), a decrease of $34.6 million from June 30, 2011. The reduction in cash is due primarily to purchases of plant and equipment to support the ramping up to full production at Gold Ridge and the plant expansion at Simberi. Additionally there was a build up in inventory levels at both sites during the quarter and the balance of trade and other payables reduced by $14.0 million during the current quarter. Operating cash flows are expected to be positive in future as Gold Ridge reaches full production and working capital levels stabilise

On August 16, 2011 Mr Greg Steemson resigned as a director of the Company to pursue other interests. The Board has commenced procedures, pursuant to its Selection and Appointment policy, for the appointment of a further director to the Company.

On September 19, 2011 the FTSE Group approved the inclusion of the Company in the FTSE All-Share and FTSE Small Cap Indices. Effective October 3, 2011 the Company was approved for inclusion in the FTSE250 Index.

On July 1, 2011 the group changed the functional currency of all entities within the group to the United States dollar ("USD") from the Australian dollar ("AUD"). In the current period, there is a one-off adjustment to net assets of $1.6 million to account for the change in functional currency.

Simberi

Simberi produced 15,899 ounces for the September quarter at a gross cash cost of $1,064 per ounce and 44,897 ounces for the nine-months at a gross cash cost of $944 per ounce.

Gold sales for the quarter totalled 15,337 ounces at an average gold price of $1,751 per ounce. Gold sales for the nine-months totalled 46,376 ounces at an average gold price of $1,574 per ounce. Production at Simberi for the quarter of 15,899 ounces was slightly lower due to a higher number of high rainfall days than expected during the quarter adversely impacting access to pits with higher grade ore, resulting in lower volumes of lower grade ore being mined and milled during the quarter. Mill throughput for the quarter was 528,702 tonnes for the quarter at a head grade of 1.07 g/t and a recovery of 87.2%.

Production for the nine-months was 44,897 ounces. Mill throughput for the nine months was 1,461,004 tonnes at a head grade of 1.09 g/t at a recovery of 87.9%.

The oxide process plant expansion from 2.0 mtpa to 3.5 mtpa is continuing and remains a core priority for completion in the third quarter of calendar 2012. The heavy fuel oil initiatives are in the process of being implemented and are expected to be completed and operational towards the end of the second quarter of calendar 2012.

Production guidance for the December quarter for Simberi is expected to be at the lower end of the 12,000-14,000 ounces range, following approximately three weeks of lost production in October whist repairs were made to the ball mill due to the failure of the pinion gear shaft and damage to the air clutch in early October. Repairs were completed in October and the mill has resumed processing operations.

Directors' report (continued)

Gold Ridge

Gold Ridge commenced recognising gold revenue and operating expenses in the current quarter in the statement of comprehensive income. All revenue and expenditure to June 30, 2011 were capitalised to the costs of development.

Gold Ridge produced 20,186 ounces for the September quarter at a gross cash cost of $1,135 per ounce. Mill throughput for the quarter was 459,990 tonnes for the quarter at a head grade of 1.98 g/t at a recovery of 69.7%. Production in the September quarter was in line with expectations of continual improvement in operational metrics throughout the reminder of 2011.

Gold sales for the quarter totalled 15,698 ounces at an average gold price of $1,751 per ounce.

For the December quarter, Gold Ridge is expected to produce between 18,000 and 23,000 ounces as additional access to the higher-grade Namachamata pit occurs.

Exploration

At Simberi, exploration comprised both metallurgical and exploration core drilling for the Simberi Sulphide Bankable Feasibility Study, due to be presented in 2012. A total of 4,508 metres were drilled in 23 core holes with 9 holes / 1,912m drilled at Pigiput, completing the metallurgical/resource definition programme, and 14 exploration holes for 2,596m at Botlu, Pigiput East and Sorowar. A further 11 RC holes / 777m of exploration drilling were undertaken at Sorowar, Pigibo and Botlu during the quarter.

At Gold Ridge, exploration core drilling commenced in April. Drilling is initially targeted the Charivunga Mineralised Zone, where previous operators produced significant down hole intercepts in core holes. Seven holes / 2,502 m were drilled in the June and September quarters, completing the Phase I programme. Assay results from the first 4 holes, GDC001 to GDC004, were released in August 31, 2011 (ALD Media Release: Exploration Update - Gold Ridge, Solomon Islands).

To date at Charivunga, gold mineralisation is identified over a strike length of 450m in a NE-trending corridor up to 250m wide. Gold mineralisation, intermittently present from surface, is most consistent and of better grade from approximately 200m to 300m below surface. Low grade mineralisation occurs with fine disseminated pyrite and marcasite in argillic alteration zones. Higher grades are mainly restricted to occasional steep dipping, thin pyritic and polymetallic quartz-carbonate veins.

Principal risks and uncertainties

There are a number of potential risks and uncertainties which could have a material impact on the Group's performance over the remaining three months of the financial year and could cause actual results to differ materially from expected and historical results. The directors do not consider that the principal risks and uncertainties have changed since reported in the Company's Prospectus dated June 17, 2011 under the section entitled "Risk Factors".

The principal risks and uncertainties disclosed in the Company Prospectus were categorised as:

- Reserves and resources estimates
- Mining and exploration rights
- Limited operating history
- Employees and contractors
- Commodity prices and exchange rate movements
- Cost and capital expenditure
- Political, legal and regulatory developments
- Social and environmental performance
- Changes in tax legislation
- Utilities and consumables supplies

Directors' report (continued)

Subsequent events

No matter or circumstance has arisen since September 30, 2011 that has significantly affected, or may significantly affect:

a. The Group's operations in future financial years, or
b. The results of those operations in future financial years, or
c. The Group's state of affairs in future financial years.

Other information

The registered office is 3 More London Riverside, London SE1 2AQ, United Kingdom. The principal place of business is Building 23, 2404 Logan Rd, Eight Mile Plains, 4113, Australia.

The amounts in the interim consolidation financial report have been rounded to the nearest thousand dollars unless otherwise stated.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

	Note	3 months to September 30 2011 $000	3 months to September 30 2010 $000	9 months to September 30 2011 $000	9 months to September 30 2010 $000
Continuing Operations					
Revenue		54,731	21,633	101,404	58,601
Cost of sales	6	(44,160)	(17,451)	(83,115)	(51,975)
Gross profit		10,571	4,182	18,289	6,626
Unrealised losses on derivatives		-	-	-	684
Corporate expenses		(2,330)	(2,687)	(11,506)	(9,961)
Share based remuneration		-	-	(52)	(9)
Impairment of available for sale assets		-	-	-	(8)
Loss on disposal of available for sale asset		(17)	-	(17)	-
(Loss)/gain on (disposal)/ acquisition of subsidiary		-	-	(172)	39,387
Foreign exchange (loss)/gain		(2,403)	(523)	(2,685)	659
Other income	7	393	560	1,084	3,687
Financial expenses	8	(2,374)	(379)	(4,087)	(4,846)
Profit from continuing operations before tax		**3,840**	**1,153**	**852**	**36,219**
Income tax benefit/(expense)		-	-	-	-
Profit for the period after tax		**3,840**	**1,153**	**852**	**36,219**
Other comprehensive income / (loss)					
Foreign currency translation difference-on translation of foreign controlled entity and translation to presentation currency		-	-	-	5,297
Foreign currency translation difference – transferred to profit or loss on disposal of foreign subsidiary		-	-	(12)	-
Foreign currency translation difference – on conversion to USD functional currency		820	-	-	-
Effective portion of changes in fair value of cash flow hedges, net of tax		3,618	-	3,312	(757)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		-	3,242	-	9,502
Changes in fair value of available for sale assets, net of tax		(119)	223	(1,040)	1,429
Changes in the fair value of available for sale assets transferred to profit, net of tax		(17)	-	(17)	(1,081)
Other comprehensive income for the period		**4,302**	**3,465**	**2,243**	**14,390**
Total comprehensive income for the period		**8,142**	**4,618**	**3,095**	**50,609**
Profit per share for the loss attributable to the ordinary equity holders of Allied Gold Mining PLC					
Basic earnings per share (cents)*		1.92	0.67	0.45	20.91
Diluted earnings per share (cents)*		1.90	0.66	0.44	20.85

* comparative adjusted for 1 for 6 share consolidation which was undertaken on June 30, 2011 as part of the Scheme Arrangement as approved by shareholders on June 6, 2011.

The accompanying notes are an integral part of this interim consolidated financial report.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2011

	Note	September 30 2011 $000	December 31 2010 $000
CURRENT ASSETS			
Cash and cash equivalents		48,548	39,194
Trade and other receivables		1,334	4,403
Inventories	9	71,749	22,911
Derivative financial instruments	10	3,312	-
Other assets		3,329	1,603
Total Current Assets		128,272	68,111
NON-CURRENT ASSETS			
Available for sale financial assets		1,173	1,147
Property, plant and equipment	11	466,608	403,555
Intangible assets		1,008	-
Exploration and evaluation expenditure	12	36,799	27,307
Total Non-Current Assets		505,588	432,009
Total Assets		**633,860**	**500,120**
CURRENT LIABILITIES			
Trade and other payables	13	40,901	15,446
Borrowings	14	44,682	12,372
Provisions	15	1,804	1,257
Total Current Liabilities		87,387	29,075
NON CURRENT LIABILITIES			
Borrowings	14	11,223	46,047
Provisions	15	22,071	10,527
Total Non-Current Liabilities		33,294	56,574
Total Liabilities		**120,681**	**85,649**
NET ASSETS		**513,179**	**414,471**
EQUITY			
Contributed equity	16	493,212	397,651
Reserves		25,743	23,448
Accumulated losses		(5,776)	(6,628)
Total equity		**513,179**	**414,471**

The accompanying notes are an integral part of this interim consolidated financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE THREE AND NINE MONTHS ENDED September 30, 2011

Three Months to September 30, 2011	Issued Capital $000	Accumulated Losses $000	Share-based payments reserve $000	Foreign exchange translation reserve $000	Available for sale investments revaluation reserve $000	Cash Flow Hedging Reserve $000	Total $000
Balance at July 1, 2011	493,241	(9,616)	16,544	4,999	204	(306)	505,066
Total comprehensive income for the period							
Profit for the period	-	3,840	-	-	-	-	3,840
Other comprehensive income							
Foreign currency translation difference-on revaluation to functional currency	-	-	-	820	-	-	820
Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	3,618	3,618
Changes in the fair value of available for sale assets	-	-	-	-	(119)	-	(119)
Changes in the fair value of available for sale assets transferred to profit, net of tax	-	-	-	-	(17)	-	(17)
Total comprehensive income for the period	-	3,840	-	820	(136)	3,618	8,142
Transactions with owners, recorded directly in equity							
Contributed by and distributions to owners							
Issue of ordinary shares, net of transaction costs	(29)	-	-	-	-	-	(29)
Share based payments	-	-	-	-	-	-	-
Total transactions with owners	(29)	-	-	-	-	-	(29)
Balance as at September 30, 2011	493,212	(5,776)	16,544	5,819	68	3,312	513,179

The accompanying notes are an integral part of this interim consolidated financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE THREE AND NINE MONTHS ENDED September 30, 2011 (continued)

Nine months to September 30, 2011	Issued Capital $000	Accumulated Losses $000	Share-based payments reserve $000	Foreign exchange translation reserve $000	Available for sale investments revaluation reserve $000	Cash Flow Hedging Reserve $000	Total $000
Balance at January 1, 2011	397,651	(6,628)	16,492	5,831	1,125	-	414,471
Total comprehensive income for the period							
Profit for the period	-	852	-	-	-	-	852
Other comprehensive income							
Foreign currency translation difference-transferred to profit and loss on disposal of foreign subsidiary	-	-	-	(12)			(12)
Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	3,312	3,312
Changes in the fair value of available for sale assets, net of tax	-	-	-	-	(1,040)	-	(1,040)
Changes in the fair value of available for sale assets transferred to profit, net of tax					(17)		(17)
Total comprehensive income for the period	-	852	-	(12)	(1,057)	3,312	3,095
Transactions with owners, recorded directly in equity							
Contributed by and distributions to owners							
Issue of ordinary shares, net of transaction costs	95,561	-	-	-	-	-	95,561
Share based payments	-	-	52	-	-	-	52
Total transaction with owners	95,561	-	52	-	-	-	95,613
Balance as at September 30, 2011	493,212	(5,776)	16,544	5,819	68	3,312	513,179

The accompanying notes are an integral part of this interim consolidated financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE THREE AND NINE MONTHS ENDED September 30, 2011 (continued)

Three Months to September 30, 2010	Issued Capital $000	Accumulated Losses $000	Share-based payments reserve $000	Foreign exchange translation reserve $000	Available for sale investments revaluation reserve $000	Cash Flow Hedging Reserve $000	Total $000
Balance at July 1, 2010	396,944	(16,714)	17,838	5,831	541	(5,841)	398,599
Total comprehensive income for the period							
Profit for the period	-	1,153	-	-	-	-	1,153
Other comprehensive income							
Net changes in fair value of cash flow hedges transferred to profit or loss, net of tax	-	-	-	-	-	3,242	3,242
Changes in the fair value of available for sale assets, net of tax	-	-	-	-	223	-	223
Total comprehensive income for the period	-	1,153	-	-	223	3,242	4,618
Balance as at September 30, 2010	396,944	(15,561)	17,838	5,831	764	(2,599)	403,217

The accompanying notes are an integral part of this interim consolidated financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE THREE AND NINE MONTHS ENDED September 30, 2010 (continued)

Nine Months to September 30, 2010	Issued Capital $000	Accumulated Losses $000	Share-based payments reserve $000	Foreign exchange translation reserve $000	Available for sale investments revaluation reserve $000	Cash Flow Hedging Reserve $000	Total $000
Balance at January 1, 2010	**397,358**	**(51,780)**	**17,798**	**534**	**416**	**(11,344)**	**352,982**
Total comprehensive income for the period							
Profit for the period	-	36,219	-	-	-	-	36,219
Other comprehensive income							
Foreign currency translation difference	-	-	-	5,297	-	-	5,297
Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	(757)	(757)
Net changes in fair value of cash flow hedges transferred to profit or loss, net of tax	-	-	-	-	-	9,502	9,502
Changes in the fair value of available for sale assets, net of tax	-	-	-	-	1,429	-	1,429
Changes in the fair value of available for sale assets transferred to profit, net of tax	-	-	-	-	(1,081)	-	(1,081)
Total comprehensive income for the period	**-**	**36,219**	**-**	**5,297**	**348**	**8,745**	**50,609**
Transactions with owners, recorded directly in equity							
Contributed by and distributions to owners							
Issue of ordinary shares, net of transaction costs	(414)	-	-	-	-	-	(414)
Share based payments	-	-	40	-	-	-	40
Total transactions with owners	**(414)**	**-**	**40**	**-**	**-**	**-**	**(374)**
Balance as at September 30, 2010	**396,944**	**(15,561)**	**17,838**	**5,831**	**764**	**(2,599)**	**403,217**

The accompanying notes are an integral part of this interim consolidated financial report.

CONSOLIDATED CASHFLOW STATEMENT
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

	3 months to September 30		9 Months to September 30	
	2011 $000	2010 $000	2011 $000	2010 $000
CASH FLOWS FROM OPERATING ACTIVITIES				
Receipts from customers	54,731	26,077	103,026	63,059
Payments to suppliers & employees	(46,227)	(20,751)	(80,892)	(51,513)
Payments made to close out hedge book	-	-	-	(19,149)
Interest received	276	560	847	2,078
Interest paid	(359)	(58)	(223)	(1,082)
Net cash from/ (used in) operating activities	**8,421**	**5,828**	**22,758**	**(6,607)**
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of equity investments	-	-	-	(16)
Proceeds from sale of equity investments	-	-	-	1,295
Purchase of plant & equipment	(32,180)	(58,133)	(86,354)	(106,367)
Development expenditure	(3,105)	-	(8,607)	(4,244)
Exploration and evaluation expenditure	(781)	(1,555)	(1,249)	(11,808)
Net cash used in investing activities	**(36,066)**	**(59,688)**	**(96,210)**	**(121,140)**
CASH FLOWS FROM FINANCING ACTIVTIES				
Proceeds from issue of shares	13	-	100,720	-
Costs of issuing securities	(41)	-	(5,159)	(700)
Finance lease payments	(2,966)	(521)	(8,562)	(3,611)
Proceeds from borrowings	-	41,261	4,262	43,272
Repayments of borrowings	(1,256)	(817)	(2,999)	(1,597)
Net cash (used in) / from financing activities	**(4,250)**	**39,923**	**88,262**	**37,364**
Net (decrease)/increase in cash held	**(31,895)**	**(13,937)**	**14,810**	**(90,383)**
Cash at beginning of the period	83,076	91,871	39,194	168,909
Effects of exchange rate changes on the balance of cash and cash equivalents	(2,633)	(540)	(5,456)	(1,132)
Cash and cash equivalents at end of the period	**48,548**	**77,394**	**48,548**	**77,394**

The accompanying notes are an integral part of this interim consolidated financial report.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT

1. Reporting entity

Allied Gold Mining PLC ("the Company") is a company incorporated in the United Kingdom under the Companies Act 2006 (UK) and its shares are traded on the London Stock Exchange PLC's main market for listed securities ("Main Market"), the Australian Securities Exchange and the Toronto Stock Exchange. The address of the registered office is 3 More London Riverside, London SE1 2AQ, United Kingdom.

The interim consolidated financial report for the three and nine months ended September 30, 2011 comprises the Company and its controlled entities (together referred to as "the Group").

2. Significant accounting policies

The accounting policies applied by the Group in this interim consolidated financial report are the same as those applied by the Group's audited financial statements for the six months ended December 31, 2010 as included in the Allied Gold Mining PLC Prospectus dated June 17, 2011 except for the following:

(a) Merger accounting

The accounting treatment in relation to the addition of Allied Gold Mining PLC as a new UK holding company of the Group falls outside the scope of the *International Financial Reporting Standards 3-Business Combinations*. The Share Scheme arrangement constituted a combination of entities under common control as Allied Gold Mining PLC was not a business in accordance with the standard at the time that the Share Scheme became effective. The relative rights of the shareholders remain unaltered post transaction.

Paragraph 10 of *International Accounting Standards 8-Accounting Policies, Changes in Accounting Estimates and Errors* requires management to use its judgement in developing and applying a policy that is relevant, reliable, represents faithfully the transaction, reflects the economic substance of the transaction, is neutral, is prudent, and is complete in all material respects when selecting the appropriate methodology for consolidation accounting.

Paragraph 13 of the *Financial Reporting Standard 6 ("FRS")- Acquisitions and Mergers (UK)* permits merger accounting as a result of a group reconstruction when an addition of a new parent company does not alter the relative rights of the shareholders and is facilitated entirely by a share for share exchange.

Management believes that it has met the criteria as defined by paragraph 13 of FRS-6 and has treated the insertion of Allied Gold Mining PLC as a group reconstruction and have applied the FRS-6 merger accounting principles to prepare the interim consolidated financial statements and treated the reconstructed group as if it had always been in existence.

The consolidated interim financial statements of Allied Gold Mining PLC have been prepared as if it had been in existence and the results for the three and nine months to September 2011 including comparatives results are of the Allied Gold Limited consolidated group.

(b) Functional currency

Prior to June 30, 2011 the functional currency of the Allied Gold Group was Australian dollars. Allied Gold Mining PLC reported its June 30, 2011 interim consolidated results using United States dollars as its presentation currency.

As part of the transition to a United Kingdom (UK) incorporated Company and being listed on the London Stock Exchange (LSE), Toronto Stock Exchange (TSX) and Australian Securities Exchange (ASX), the Company reassessed its functional currency for financial reporting purposes. As an international gold producer, explorer and developer, the currency of the primary economic environment in which the Company operates is United States dollars as it is the currency of the global

economy. As of July 1, 2011, the Company and each of its subsidiaries have adopted the United States ($) dollars as their functional currency.

IAS 21 requires that "*The effect of a change in functional currency is accounted for prospectively. In other words, an entity translates all items into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical cost.*"

The Company adopted the change in functional currency as at July 1, 2011. The functional currency rate applied was US$/A$ 1.0742, hence all statement of financial position and statement of comprehensive income items previously reported in Australian dollars (being the former functional currency) as at and for the periods up to and including June 30, 2011 were translated into US$ using an exchange rate of 1.0742.

Allied Gold PLC reported its results for the six months to June 30, 2011 using United States dollars as its presentation currency and in doing so translated items included in the statement of comprehensive income into US$ at the average exchange rate for the relevant quarter The table below highlights the significant differences arising from the use of different exchange rates for for translation into the US$presentation currency as at June 30, 2011 and to account for the adoption of the US$ as the functional currency effective July 1, 2011.

	6 Months to June 30, 2011		
	Presentation currency basis of translation	Functional currency basis of translation	Difference
	$000	$000	$000
Statement of Comprehensive Income			
Revenue	44,712	46,673	1,961
Cost of sales	(37,421)	(38,954)	(1,533)
Gross profit	7,291	7,719	428
Other expenses	(10,355)	(10,707)	(352)
Loss for the period after tax	**(3,064)**	**(2,988)**	**76**
Statement of Financial Position	**As at 30 June 2011**		
Cash and cash equivalents	83,076	83,076	-
Other current assets	59,709	59,487	(222)
Non- current assets	501,018	499,159	(1,859)
Current liabilities	103,268	102,885	383
Non- current liabilities	33,897	33,771	126
Net Assets	**506,638**	**505,066**	**(1,572)**
Contributed equity	423,060	493,241	70,181
Reserves	18,239	22,261	4,022
Foreign currency translation reserve	74,544	(820)	(75,364)
Accumulated losses	(9,205)	(9,616)	(411)
Total Equity	**506,638**	**505,066**	**(1,572)**

3. Statement of compliance

The interim consolidated financial report has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and therefore comply with Article 4 of the EU IAS Regulations.

The interim consolidated financial report does not include all of the information required for a full annual financial report and should be considered together with Allied Gold Limited's audited financial statements for six months ended December 31, 2010 as included in the Allied Gold Mining PLC Prospectus dated June 17, 2011 and with any public announcements made by the Company during the nine months ended September 30, 2011 in accordance with the continuous disclosure requirements applicable in the jurisdictions in which the Company's shares are traded.

A copy of the Allied Gold Mining PLC Prospectus is available on the Company's website (www.alliedgold.com.au) or from the registered office, 3 More London Riverside, London SE1 2AQ, United Kingdom.

4. Estimates

The preparation of the interim consolidated financial report is in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

In preparing this interim consolidated financial report, there are significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited financial statements for six months ended December 31, 2010 as included in the Allied Gold Mining PLC Prospectus dated June 17, 2011.

5. Segment reporting

Management has determined the operating segments based on reports reviewed by the Managing Director and Executive Management to monitor performance and make strategic decisions. The business is considered from both a geographic and functional perspective and has identified four reportable segments.

Papua New Guinea consists of mining and processing and mineral exploration activities undertaken at the Simberi project.

The Solomon Islands consists of mining and processing and mineral exploration activities undertaken at the Gold Ridge project. During the first six months of the year the Gold Ridge project was not in production, all costs and revenues related to the Gold Ridge project were capitalised for financial reporting purposes. From July 1, 2011 results are reflected in the statement of comprehensive income.

The performance of the two geographic sectors is monitored separately.

The segment information presented to the Managing Director and Executive Management does not include reporting of assets and liabilities or cash flows by segment.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

5. Segment reporting (continued)

	Papua New Guinea			Solomon Islands			Consolidated		
	Mining and Processing $000	Mineral Exploration[1] $000	Total $000	Mining and Processing[1] $000	Mineral Exploration[1] $000	Total $000	Mining and Processing $000	Mineral Exploration $000	Total $000
Three months to September 30, 2011									
Revenue									
Sales to external customers	26,624	-	26,624	28,107	-	28,107	54,731	-	**54,731**
Result									
Segment contribution	5,887	(1,263)	4,624	(4,193)	(903)	(5,096)	1,694	(2,166)	**(472)**
Nine months to September 30, 2011									
Revenue									
Sales to external customers	73,297	-	73,297	28,107	-	28,107	101,404	-	**101,404**
Result									
Segment contribution	13,605	(4,874)	8,731	(32,322)	(1,667)	(33,989)	(18,717)	(6,541)	**(25,258)**

[1]In Papua New Guinea and Solomon Islands mineral exploration costs are capitalised for financial reporting in accordance with International Financial Reporting Standards. In the Solomon Islands, revenue, mining and processing costs are recognised in Statement of Comprehensive income from July 1, 2011. Prior to July 1, 2011 revenue, mining and processing costs for the Solomon Islands were capitalised as assets under construction.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

5. Segment reporting (continued)

	Papua New Guinea			Solomon Islands			Consolidated		
	Mining and Processing $000	Mineral Exploration $000	Total $000	Mining and Processing $000	Mineral Exploration $000	Total $000	Mining and Processing $000	Mineral Exploration $000	Total $000
Three months to September 30, 2010									
Revenue									
Sales to external customers	21,633	-	21,633	-	-	-	21,633	-	**21,633**
Result									
Segment contribution	4,182	(2,468)	1,714	(6,478)	-	(6,478)	(2,296)	(2,468)	**(4,764)**
Nine months to September 30, 2010									
Revenue									
Sales to external customers	58,601	-	58,601	-	-	-	58,601	-	**58,601**
Result									
Segment contribution	6,626	(7,675)	(1,049)	(11,615)	1,449	(10,166)	(4,989)	(6,227)	**(11,216)**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

5. Segment reporting (continued)

The Managing Director and Executive Management assess the performance of the operating segments based on a measure of contribution. This measure excludes items such as the effects of equity settled share based payments, and unrealised gains / (losses) on financial instruments. Interest income and expenditure are not allocated to segments, nor are corporate expenses as these activities are centralised.

	Three Months ended 30 September		Nine months ended 30 September	
	2011 $000	2010 $000	2011 $000	2010 $000
Segment contribution	**(472)**	**(4,764)**	**(25,258)**	**(11,216)**
Capitalised expenditure	11,043	8,946	43,547	17,842
Unrealised loss on derivatives	-	-	-	684
Corporate expenses	(2,330)	(2,687)	(11,508)	(9,961)
Share based remuneration	-	-	(52)	(9)
Impairment of available for sale assets	-	-	-	(8)
Loss on disposal of available for sale asset	(17)	-	(17)	-
(Loss) / gain on acquisition / (disposal)of subsidiary	-	-	(172)	39,387
Foreign exchange (loss)/gain	(2,403)	(523)	(2,685)	659
Other income	393	560	1,084	3,687
Financial costs	(2,374)	(379)	(4,087)	(4,846)
Profit from continuing operations	**3,840**	**1,153**	**852**	**36,219**

6. Costs of Sales

Cost of sales comprise:

Employee expenses	(6,385)	(2,461)	(11,950)	(7,586)
Stores and other consumables	(8,062)	(2,954)	(13,374)	(7,968)
Fuel, power and water	(10,714)	(2,951)	(16,757)	(8,021)
Maintenance	(4,968)	(1,869)	(8,906)	(7,324)
Other	(11,569)	(4,309)	(21,784)	(9,865)
	(41,698)	**(14,544)**	**(72,771)**	**(40,764)**
Depreciation and amortisation charges	(10,908)	(4,220)	(19,742)	(11,705)
Changes in inventories and work in progress	9,467	1,871	11,468	2,027
	(43,139)	**(16,893)**	**(81,045)**	**(50,442)**
Royalties	(1,021)	(558)	(2,070)	(1,533)
	(44,160)	**(17,451)**	**(83,115)**	**(51,975)**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

7. Other income

	Three Months ended September 30		Nine months ended September 30	
	2011 $000	2010 $000	2011 $000	2010 $000
Interest income	208	560	727	2,172
Net gain on disposal of property, plant and equipment	112	-	283	-
Net gain on disposal of investments	-	-	-	1,081
Other	73	-	74	434
	393	**560**	**1,084**	**3,687**

8. Financial expenses

Interest and finance charges on interest bearing liabilities	(1,716)	(239)	(3,148)	(4,006)
Unwind of discount on site restoration provisions	(658)	(140)	(939)	(840)
	(2,374)	**(379)**	**(4,087)**	**(4,846)**

9. Inventories

	Balance at	
	September 30 2011 $000	December 31 2010 $000
Raw materials and stores	37,980	6,121
Gold in circuit	22,600	14,020
Finished goods	11,169	2,770
	71,749	**22,911**

10. Derivative financial instruments

Forwards-cash flow hedges	3,312	-

In April 2011, the Company entered into a forward contract to purchase US$37 million at exchange rate of A$/US$1.0645 to be settled in November 2011. The contract was entered to hedge Allied Gold Limited's exposure to currency risk on repayment of its United States dollars denominated International Finance Corporation Limited loan. At the reporting date the exchange rate was A$/US$0.9669.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

11. Property plant and equipment

	Balance at September 30 2011 $000	Balance at December 31 2010 $000
Cost		
Opening balance	458,237	198,322
Acquired on acquisition of controlled entity	-	88,345
Additions*	105,893	166,061
Disposal	(517)	-
Transfer**	(18,050)	4,792
Effect of changes in exchange rates	-	717
Closing balance	**545,563**	**458,237**
Accumulated depreciation		
Opening Balance	(54,682)	(34,534)
Depreciation	(25,290)	(15,216)
Disposal	459	-
Impairment	558	(140)
Transfer**	-	(4,792)
Closing balance	**(78,955)**	**(54,682)**
Net book value	**466,608**	**403,555**

*mostly relates to expenditure associated with the redevelopment and construction of the Gold Ridge operations.
**relates to transfer to Exploration and evaluation expenditure of $7.9 million (Refer Note 11) and to Gold Ridge consumables and ore stock piles of $10.3 million.

12. Exploration and evaluation expenditure

	September 30 2011 $000	December 31 2010 $000
Cost		
At the beginning of financial year	27,307	14,404
Additions	1,615	15,724
Transferred from assets under construction*	7,877	558
Effect of changes in exchange rates	-	(3,379)
At the end of the financial year	**36,799**	**27,307**

*relates to Simberi Sulphide feasibility study.

Exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered but that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the statement of comprehensive income.

13. Trade and other payables

	September 30 2011 $000	December 31 2010 $000
Trade payables	36,287	10,916
Other Payables	4,614	4,530
	40,901	**15,446**

All trade and other payables are unsecured.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

	Balance at September 30 2011 $000	Balance at December 31 2010 $000
14. Borrowings		
Current		
Finance lease liability	8,445	7,932
Interest bearing loans	36,237	4,440
	44,682	12,372
Non current		
Finance lease liability	11,223	13,531
Interest bearing loans	-	32,516
	11,223	46,047

Finance lease liability relates to facilities provided for mining equipment by Bank of South Pacific Limited ("BSP"), Caterpillar Finance ("Caterpillar") and Atlas Copco Finance Pty Ltd ("ACF"). The BSP and Caterpillar leases are secured by a fixed and floating charge over the assets of Simberi Gold Mining Limited and by a guarantee provided by a related entity within the group. The ACF lease is secured by a charge over the leased equipment and by a guarantee provided by a related entity within the group. The facilities were fully drawn as at reporting date.

Interest bearing loans relates to a $35 million facility provided to the Group by the International Finance Corporation Limited. The facility is secured by a fixed and floating charge over the assets of Gold Ridge Mining Limited and by a guarantee provided by Allied Gold Limited. The loan has been classified as current as the Company has announced its intention to repay this debt within twelve months. The funds drawn down have been utilised to meet capital expenditure incurred as part of the redevelopment of the Gold Ridge Project.

15. Provisions

Current		
Employee entitlements	1,804	1,257
Non Current		
Rehabilitation and restoration	22,071	10,527

During the period, the Group engaged an independent consultant to prepare a revised estimate of the cost of rehabilitating and restoring the environmental disturbance that has occurred up to 30 June 2011 at the Gold Ridge Project. Based on the independent consultant's report and a discount rate of 13%, the provision for rehabilitation and restoration for the Gold Ridge Project was increased by $11 million as at June 30, 2011.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

16. Contributed equity

(a) Ordinary shares

	September 2011 Number of shares*	December 2010 Number of shares*	September 2011 $000	December 2010 $000
Ordinary shares	**199,761,267**	**173,701,095**	**493,212**	**397,651**
Balance at beginning of financial year	173,701,095	172,785,456	397,651	397,358
Issue on acquisition of subsidiary	-	569,901	-	321
Conversion of options	6,250	345,738	13	707
Placement 6 April 2011	26,053,922[(2)]	-	100,708	-
	199,761,267	173,701,095	498,372	398,386
Cost of capital raising	-	-	(5,160)	(735)
Balance at the end of financial year	**199,761,267**	**173,701,095**	**493,212**	**397,651**

*adjusted for 1 for 6 share consolidation which was undertaken on June 30 2011 as part of the Scheme Arrangement as approved by shareholders on June 6, 2011.

(1) On June 30, 2011, Allied Gold Limited successfully implemented the Share Scheme of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the terms of the Scheme, Allied Gold Limited's shares were exchanged on a six for one basis to Allied Gold Mining PLC shares and admitted to the premium listing segment of the ("Official List") and commenced trading on the London Stock Exchange PLC's main market for listed securities ("Main Market").

Please refer to Note 1 of this report for a summary of accounting policies adopted, including the application of merger accounting under *Financial Reporting Standard 6- Acquisitions and Mergers* (UK) under the reconstructed Group.

Ordinary shares entitle the holder to one vote per share and to participate in dividends and proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

(2) On April 6, 2011 Allied Gold Limited completed the placement of 156,330,985 new ordinary shares to institutional and sophisticated investors at A$0.60 each (pre implementation of the Share Scheme arrangement). Post implementation, those shares were exchanged on a six for one basis for 26,053,922 Allied Gold PLC shares.

(3) In the period between September 30 and the date of this report a total of 2,979,164 shares were issued pursuant to the exercise of options with an exercise price of £1.26 maturing prior to December 31, 2011.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

15. Contributed equity (continued)

(b) Options

The table below sets out the movements in options during the nine months ended September 30, 2011:

Exercise Price(1)	Maturity	Options outstanding at 1 January 2011(1)	Options issued(1)	Options expired or cancelled(1)	Options exercised	Options outstanding at 30 September 2011(1)	Vested(1)	Unvested(1) (2)
£1.26	31/10/2011	2,483,328	-	(68,750)	(6,250)	2,408,328	1,687,500	720,828
£1.26	30/11/2011	2,062,498	-	-	-	2,062,498	1,395,832	666,666
£1.26	31/12/2011	249,999	-	-	-	249,999	166,666	83,333
£1.80	31/12/2013	4,999,999	-	-	-	4,999,999	4,999,999	-
£1.80	31/12/2013	195,831	-	-	-	195,831	195,831	-
£1.80	31/12/2011	-	249,999	-	-	249,999	166,666	83,333
		9,991,655	**249,999**	**(68,750)**	**(6,250)**	**10,166,654**	**8,612,494**	**1,554,160**

1. Adjusted for 1 for 6 share consolidation which was undertaken on June 30, 2011 as part of the Option Scheme Arrangement as approved by shareholders on June 6, 2011.

   On June 30 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at June 30, 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the ("Official List") of the London Stock Exchange PLC ("LSE") and commenced trading the LSE's main market for listed securities (Main Market") on June 30, 2011. At admission, Allied Gold Mining PLC had issued capital of 199,755,017 shares and 10,172,904 options on issue.

2. Unvested options will vest upon the share price trading at or above £2.56 on 5 consecutive trading days.

3. Each option is convertible into one ordinary share in the Company when exercised. Options do not participate in dividends and do not give holders voting rights.

4. In the period between 30 September and the date of this report a total of 2,979,164 shares were issued pursuant to the exercise of options with an exercise price of £1.26 maturing prior to December 31, 2011.

17. Share based payments

In 2006, the group established a share option program that entitles key management personnel and senior employees to purchase shares in the entity.

The terms and conditions of the share option program are disclosed in Allied Gold Limited's audited financial statements for six months ended December 31, 2010 as included in the Allied Gold Mining PLC Prospectus.

The terms and conditions of the grants made during the nine months ended September 30, 2011 are as follows:

16. Share based payments (continued)

Non Executive Director Options issued June 20, 2011

249,999 unlisted options (adjusted for the 1 for 6 share consolidation) were issued to Sean Harvey having received shareholder approval at the Extraordinary General Meeting on June 6, 2011. The terms and conditions of those options are summarised below:

	No vesting conditions	Vesting condition[1]
Fair value at grant date	A$0.04424	A$0.00884
Exercise price	$0.50	$0.50
Grant date	20/06/2011	20/06/2011
Expiry date	31/12/2011	31/12/2011
Share price at grant date	$0.505	$0.505
Expected price volatility of shares	25%	25%
Expected dividend yield	0%	0%
Risk free interest rate	4.8%	4.8%
Probability discount applied in relation to vesting conditions	0%	80%
Number of options	1,000,000	500,000

The basis for valuation is as per the grant date. On June 30, 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group and Allied Gold Limited's shares and options on issue were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Details of options issued pursuant to implementation of Option Schemes Arrangements were:

	No vesting conditions	Vesting condition [1]
Number of options	166,666	83,333
Exercise price	£1.80	£1.80

[1] *At the time of issue the vesting condition was that the options may not vest until the ordinary share price of the Allied Gold Limited's shares is greater than A$0.70 on five consecutive days after the date of grant. Under the option scheme approved by shareholders on June 6, 2011 the vesting condition is that, options may not vest until the ordinary share price of Allied Gold PLC's shares is greater than £2.56 on five consecutive days after the date of grant.*

18. Related party transactions

Arrangements with related parties continue to be in place. The nature and terms of transactions with related parties are consistent with those described in the Allied Gold Limited audited financial statements for the six months ended December 31, 2010 as included in the Allied Gold Mining PLC Prospectus dated June 17, 2011.

19. Commitments and contingencies

There has been no significant change to the Group's commitments and contingencies since reported in the Allied Gold Limited audited financial statements for the six months ended December 31, 2010 as included in the Allied Gold Mining PLC Prospectus dated June 17, 2011.

20. Subsequent events

No other matter or circumstance has arisen since September 30, 2011 that has significantly affected, or may significantly affect:

a. The Group's operations in future financial years, or
b. The results of those operations in future financial years, or
c. The Group's state of affairs in future financial years.